     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996
                              SUBJECT TO AMENDMENT
                                                          REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ---------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                ZALE CORPORATION
             (Exact name of registrant as specified in its charter)

             Delaware                                    75-0675400
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

                           901 W. Walnut Hill Lane
                          Irving, Texas  75038-1003
                                214-580-4000
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                    ALAN P. SHOR, SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL & SECRETARY
                              ZALE CORPORATION
                           901 W. Walnut Hill Lane
                          Irving, Texas  75038-1003
                                214-580-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ---------------------------------

The Commission is requested to mail signed copies of all orders, notices and communications to:

    MERRILL J. WERTHEIMER                                                              THOMAS E. WHIDDON
   Executive Vice President                                                         Chief Financial Officer
       ZALE CORPORATION                                                                 ZALE CORPORATION
   901 W. Walnut Hill Lane                                                          901 W. Walnut Hill Lane
  Irving, Texas  75038-1003                                                        Irving, Texas  75038-1003


  JAMES L. SMITH, III, ESQ.                   JOHN F. HARTIGAN, ESQ.                 ALAN L. BELLER, ESQ.
     TROUTMAN SANDERS LLP                  MORGAN, LEWIS & BOCKIUS LLP                 CLEARY, GOTTLIEB,
  600 Peachtree Street, N.E.                 801 South Grand Avenue                     STEEN & HAMILTON
          Suite 5200                     Los Angeles, California  90017                One Liberty Plaza
 Atlanta, Georgia  30308-2216                                                    New York, New York  10006-1470



         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                      ---------------------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
   Title of each class        Amount to be          Proposed maximum         Proposed maximum           Amount of
      of securities            registered            offering price         aggregate offering      registration fee
    to be registered                                    per unit*                 price*
- --------------------------------------------------------------------------------------------------------------------
  Common Stock, par
  value $.01 per share      8,016,750 shares             $19.375               $155,324,532              $53,561
====================================================================================================================

         *THESE FIGURES ARE BASED UPON THE AVERAGE OF THE HIGH AND LOW PRICES ON MAY 31, 1996, AS REPORTED BY THE NASDAQ NATIONAL MARKET AND ARE USED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457(C).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

 ***************************************************************************
 *                                                                         *
 *  Information contained herein is subject to completion or amendment.    *
 *  A registration statement relating to these securities has been filed   *
 *  with the Securities and Exchange Commission.  These securities may     *
 *  not be sold nor may offers to buy be accepted prior to the time the    *
 *  registration statement becomes effective.  This prospectus shall not   *
 *  constitute an offer to sell or the solicitation of an offer to buy     *
 *  nor shall there be any sale of these securities in any State in which  *
 *  such offer, solicitation or sale would be unlawful prior to            *
 *  registration or qualification under the securities laws of any such    *
 *  State.                                                                 *
 *                                                                         *
 ***************************************************************************


                             Subject to Completion
                                  June 4, 1996

Prospectus

7,126,000 Shares

ZALE CORPORATION                                                          [LOGO]

Common Stock
($.01 par value)

Of the shares of Common Stock, $.01 par value per share (the "Common Stock") of Zale Corporation offered hereby, 2,250,146 shares are being sold by the Company and 4,875,854 shares are being sold by the Selling Shareholder, as defined herein. See "Selling Shareholder". The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder.

The Common Stock is listed on the National Association of Securities Dealers, Inc.'s National Market ("Nasdaq") under the trading symbol "ZALE." On
, the last reported sale price of the Common Stock by Nasdaq was       per
share. See "Price Range of Common Stock." The Company intends to apply for listing of the Common Stock on The New York Stock Exchange and expects such listing to be effective in June 1996.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- -------------------------------------------------------------------------------------------------------------
                           Price to            Underwriting        Proceeds to        Proceeds to
                           Public              Discount            Company (1)        Selling Shareholder (1)
 Per Share . . . . . . .

 Total(2)  . . . . . . .
- -------------------------------------------------------------------------------------------------------------


(1)      Before deducting expenses of the offering estimated at $
         payable by the Company and the Selling Shareholder.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 890,750 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to
         the Company will be $                , $                 and $
         , respectively.  See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sales and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, in New York, New York or through the facilities of The Depository Trust Company, on or about , 1996.


SALOMON BROTHERS INC

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                                                        PAINEWEBBER INCORPORATED

The date of this Prospectus is         , 1996.

                               INSIDE FRONT COVER


                             [PICTURES TO BE ADDED]








         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference in this Prospectus. As used in this Prospectus, the "Company" refers to Zale Corporation and its subsidiaries unless the context otherwise indicates.
Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. In connection with the forward-looking statements in this Prospectus, see "Risk Factors".

                                  THE COMPANY

         Zale Corporation is the largest specialty retailer of fine jewelry in the United States in terms of both retail sales and number of stores. The Company had sales of $1.04 billion for the fiscal year ended July 31, 1995 and 1,213 retail locations at January 31, 1996 throughout the U.S., Guam and Puerto Rico, primarily in regional shopping malls. The Company conducts business through four distinct divisions. The Zales(R) Division, with 568 stores, represents the Company's national brand and is focused on a broad range of mainstream consumers. The Gordon's(SM) Division operates 336 stores and is being positioned as a major regional jeweler focusing on twelve regional markets and offering merchandise that is more contemporary and targeted at regional tastes. The Fine Jewelers Guild ("Guild Division") operates 119 upscale jewelry stores under the Bailey, Banks & Biddle(R) and other locally established names. The Diamond Park Fine Jewelers Division ("Diamond Park Division") manages 186 leased fine jewelry departments in several major department store chains including Marshall Field's, Dillard's and Mercantile. In addition, the Company operates four outlet stores.

         The Company believes that the jewelry retail sector is large and highly fragmented, with total U.S. jewelry retail sales in 1995, based on publicly available data, of approximately $32 billion. Management believes that the Company's size, nationwide presence and market position are significant competitive advantages, providing economies of scale in television and print advertising, distribution and buying which are not available to smaller chains and independents. The Company also enjoys significant brand name recognition, with the Zales name in existence since 1924, Gordon's since 1905 and Bailey, Banks & Biddle since 1832. The Company believes that name recognition is an important advantage in jewelry retailing because jewelry is generally unbranded by product and the consumer must trust in a retailer's reliability and credibility.

         On July 30, 1993 the Company emerged from bankruptcy after completing a comprehensive restructuring of its capital structure and operations through implementation of its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. In April 1994, Robert DiNicola joined the Company as Chairman and Chief Executive Officer and began recruiting other experienced retailing executives to build a new management team. This team undertook to revitalize the Company by making it customer-focused and instituting back-to-basics retailing disciplines. Management believes that, since April 1994, the following initiatives have significantly improved the Company's operating performance:

         Reestablished Brand Identities. Distinct brand identities have been reemphasized for the Zales and Gordon's Divisions. Separate divisional management and buying teams have been brought on board to create and implement an individualized merchandising and marketing strategy.

         Refocused Merchandising. Merchandising has been refocused and strengthened. In the Zales and Gordon's Divisions, management has developed a large selection of key items from among the best selling products in the retail jewelry industry, such as tennis bracelets, bridal sets and diamond stud earrings, and made certain that these items are available in an appropriate variety of styles and a range of competitive price points. At the same time, the Company has structured inventory management systems to ensure that these items are consistently in stock. The Company has more recently introduced a similar key item approach in the Guild and Diamond Park Divisions.

         Initiated Product and Event-Focused Marketing. The Company's marketing effort has become more product and event-focused. Television, radio, newspaper inserts, and direct mail advertising now feature selected key items at a variety of price points. The Company has also broadened its marketing efforts beyond the Christmas season to tie in with other gift-giving holidays, such as Valentines Day and Mother's Day. In addition, advertising and in-store promotions have been synchronized to take advantage of other periods of high mall traffic. These strategies have helped to position Zales and Gordon's stores as gift-giving centers.

         Strengthened Buying Organization. The Company has recruited experienced buyers and eliminated store-level buying to ensure consistency of quality and cost. In addition, management believes that the Company is now leveraging its size to achieve better terms with its suppliers for certain products.

         Enhanced Price-Competitive Image. The Company's image as a provider of fine jewelry at competitive prices has been enhanced by establishing price points for merchandise that are perceived by customers as good values. These products are labeled "Brilliant Buys", "Gordon's Gems" and "Best Buys" in the Zales, Gordon's and Guild Division stores, respectively. These items are prominently displayed throughout the store and prices are displayed as well, a practice that is uncommon in the U.S. jewelry retailing industry and one that the Company believes enhances its reputation for pricing integrity.

         Improved Store Management and Environment. The Company has taken steps to ensure that its most capable store managers are in its top stores and to provide upgraded sales and product training to sales personnel company-wide. Staffing schedules are now coordinated to better allocate employees during peak
periods.   In addition, approximately 475 stores have received some level of physical improvement over the last two years, ranging from major renovations to less extensive remodeling.

         Enhanced Credit Program.   The Company has enhanced the approval
process for its private label credit cards, whereby those customers with a satisfactory prior credit history can be approved rapidly. In addition, the Company refines its credit standards on an ongoing basis and in June 1995 upgraded minimum credit standards in the Gordon's Division. Private label credit cards are used in approximately 50% of sales and the Company believes that its private label credit cards increase sales, build customer loyalty and assist in providing a customer database for direct marketing efforts.

         These initiatives have contributed to significant improvements in operating results. Average sales per store increased to $855,700 for the year ended July 31, 1995 from $738,300 for the year ended July 31, 1994, and increased to $551,700 for the six months ended January 31, 1996 from $513,700 for the six months ended January 31, 1995. Comparable store sales increased by 12.8% for the year ended July 31, 1995 as compared to the year ended July 31, 1994, and increased by 7.1% for the six months ended January 31, 1996 as compared to the six months ended January 31, 1995.

         In addition, selling, general and administrative expenses as a percentage of sales decreased to 41.9% for the year ended July 31, 1995 from 43.7% for the year ended July 31, 1994, and decreased to 36.5% for the six months ended January 31, 1996 from 38.5% for the six months ended January 31, 1995. Operating margin, excluding unusual items, increased to 7.5% for the year ended July 31, 1995 from 6.8% for the year ended July 31, 1994, and to 12.6% for the six months ended January 31, 1996 from 11.7% for the comparable prior-year period. (The six-month periods ended January 31 include the Christmas selling season. See "Risk Factors -Variability of Quarterly Results and Seasonality".)

         Now that the Company has refocused its operating strategy, management believes that further improvements in operating performance and growth can be achieved through a number of additional initiatives under consideration, including those set forth below.

         Further Improve Store Productivity. Management believes that store productivity and profitability at all divisions can be further improved. The Zales and Gordon's Divisions together had average sales per store of approximately $790,000 for the fiscal year ended July 31, 1995, which, based on publicly available data, is still below the industry average of slightly more than $1 million for comparable jewelry retailers. The Company believes it can continue to increase store productivity and profitability by: (1) expanding key item assortments to include more "better" and "best" classifications; (2) tailoring its merchandise assortments to specific store locations in the Gordon's and Guild Divisions; (3) fully implementing the back-to-basics retailing strategy at the Guild Division, where the strategy was introduced approximately one year later than at the Zales and Gordon's Divisions; (4) relocating certain existing stores to more attractive sites within the malls where they are currently located; (5) increasing advertising during non-traditional gift-giving times and widening market coverage; (6) improving store personnel hiring and retention and continuing to invest in focused training of management and store personnel; (7) better utilizing customer buying information gathered from its proprietary customer databases to tailor merchandising and marketing; and (8) enhancing information systems to enable buyers to interpret data more easily and make decisions more quickly.

         Increase and Enhance Store Base. Over the next three years, the Company plans to increase the number of stores in the Zales Division from 568 at January 31, 1996 to approximately 750, an increase of 15% in the Company's total store base. One of the objectives of the Company's expansion strategy for the Zales Division is to add Zales stores in parts of the country where the Division is currently underrepresented. The Company has identified malls for this planned expansion which satisfy Zales' real estate criteria. In the Gordon's Division, the Company plans to add a small number of stores to increase concentration within that Division's targeted regional markets. In the Guild Division, the Company intends to open a small number of additional stores under the Bailey, Banks & Biddle name. The Company plans to reposition some of the Guild Division's stores in more desirable locations in upscale malls to capitalize on the current strength of the luxury retailing sector and to take advantage of the upscale image projected by the Bailey, Banks & Biddle name. See "Risk Factors -- Expansion Programs".

         The Company believes that as opportunities arise acquisitions may be used as part of its expansion strategy to increase penetration in a particular market. For example, in January 1996 the Company acquired Karten's Jewelers, a 20- store chain, which immediately increased the Company's presence in the New England market. The Company plans to operate these stores under the Zales name.

         Utilize Alternative Distribution Channels. Under its "direct fulfillment" program, the Company is seeking to capitalize on the Zales name and national reputation by experimenting with a series of direct marketing strategies to complement its store-based operations. The Zales Division tested a program in the fall of 1995 in which a 1-800 number and order forms were placed in a sampling of the Division's newspaper and direct marketing inserts. The Company also began testing home shopping during the 1995 Christmas season by including a 1-800 number in some of the Zales Division's television advertising. These programs will be expanded on a selective basis during the 1996 holiday shopping season. In addition, the Company is experimenting with marketing over the Internet.

         Leverage Costs. As increases in store productivity, an expanding store base and new distribution channels increase sales, the Company expects to be able to leverage its expenses, such as administrative, general corporate, and advertising expenses, resulting in higher operating profit margins.

         Explore Freestanding Store Concept. The Company, through the Zales Division, plans to test the concept of freestanding stores located in or near power strip centers with heavy customer traffic. It is expected that these stores would be larger in size, 3,000 to 4,000 square feet (versus 1,400 square feet in mall stores), with a much broader and deeper selection of merchandise. If this test is successful, the Company may expand the freestanding store program. However, there is no assurance that the Company will implement the freestanding store program, and any pursuit of this program will follow substantial completion of the mall-based expansion program.

                                  THE OFFERING

Common Stock offered by:

The Company . . . . . . . . . . . . . . . . . . . .         2,250,146 shares
The Selling Shareholder . . . . . . . . . . . . . .         4,875,854
                                                            ---------------------
    Total . . . . . . . . . . . . . . . . . . . . .         7,126,000 shares (1)
                                                            ====================

Common Stock outstanding after the offering . . . .         37,264,461 shares(2)

Use of Proceeds . . . . . . . . . . . . . . . . . .         The Company will use the net proceeds from the offering to continue its expansion program and for general corporate
                                                            purposes.  In that regard, the Company will use a portion of the proceeds to repay outstanding amounts under its revolving credit agreement.  See "Use of Proceeds".

Nasdaq symbol(3)  . . . . . . . . . . . . . . . . .         ZALE

______________

(1) Excludes 890,750 shares of Common Stock that may be sold upon exercise of the Underwriters' over-allotment option.
(2) Based upon outstanding shares as of January 31, 1996 and exclusive of outstanding warrants and stock options representing 3,933,318 shares of Common Stock. See "Notes to Consolidated Financial Statements".
(3) The Company intends to apply for listing of its Common Stock on The New York Stock Exchange and expects that such listing will be effective in June 1996.

                  SUMMARY FINANCIAL AND OPERATING INFORMATION

         The following information for the years ended July 31, 1995 and 1994, the predecessor pro forma year ended July 31, 1993, and the six-month periods ended January 31, 1996 and 1995 should be read in conjunction with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus. The information for the six-month periods ended January 31, 1996 and 1995 and for the predecessor pro forma year ended July 31, 1993 is derived from the Company's unaudited Consolidated Financial Statements for such periods, which, in the opinion of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information.


                                                                                        PREDECESSOR(1)
                                       SIX MONTHS ENDED         FISCAL YEAR ENDED       PRO FORMA YEAR
                                          JANUARY 31,                JULY 31,               ENDED
                                      -----------------        ------------------          JULY 31,
                                       1996       1995          1995        1994             1993
                                      ------     ------        ------      ------           ------
                                      (IN THOUSANDS EXCEPT PER SHARE DATA, RATIOS AND STORE DATA)
INCOME STATEMENT DATA:
Net sales . . . . . . . . . . . .    $666,236   $632,666     $1,036,149  $   920,307      $ 956,447
Cost of sales . . . . . . . . . .     336,180    316,106        524,010      460,060        533,080
                                     --------   --------     ----------  -----------      ---------
Gross margin  . . . . . . . . . .     330,056    316,560        512,139      460,247        423,367
Selling, general and
administrative
  expenses  . . . . . . . . . . .     243,371    243,273        434,101      401,744        402,116
Depreciation and amortization
  expense (credit)(2) . . . . . .       2,655       (550)           381       (4,385)        26,459
Unusual items (3) . . . . . . . .      (4,486)      ---            ---          ---         163,890
                                     --------   --------     ----------  -----------      ---------
Operating earnings (loss) . . . .      88,516     73,837         77,657       62,888       (169,098)
Interest expense, net . . . . . .      14,942     15,941         29,837       28,142         23,508
Fresh-start revaluation(2)  . . .        ---        ---            ---          ---        (246,236)
Income taxes(4) . . . . . . . . .      26,153     19,300         16,350       11,621           ---
                                     --------   --------     ----------  -----------      ---------
Earnings (loss) before
  extraordinary
  Items and cumulative effect of
  accounting change . . . . . . .    $ 47,421   $ 38,596     $   31,470  $    23,125      $(438,842)
                                     ========   ========     ==========  ===========      =========
Earnings per common share before
  extraordinary items(5)  . . . .    $   1.31   $   1.10     $     0.88  $      0.66

Weighted average number of common
  shares outstanding(5) . . . . .      36,320     34,964         35,849       34,965
SELECTED RATIOS:
Gross margin as a % of sales  . .        49.5%      50.0%          49.4%        50.0%          44.3%
Selling, general and
administrative
  expenses as a % of sales  . . .        36.5%      38.5%          41.9%        43.7%          42.0%
Operating earnings (loss)
  excluding unusual items as
  a % of sales(6) . . . . . . . .        12.6%      11.7%           7.5%         6.8%          (0.5%)
SELECTED STORE DATA:
Stores open at end of period  . .       1,213      1,209          1,181        1,231          1,265
Change in comparable stores sales         7.1%      14.2%          12.8%        N/A            N/A
Average sales per store:
  Zales . . . . . . . . . . . . .   $ 541,700  $ 502,600    $   849,100  $   716,700      $ 692,100
  Gordon's  . . . . . . . . . . .     453,500    435,000        711,500      624,900        580,000
  Guild . . . . . . . . . . . . .   1,032,400    921,600      1,529,200    1,391,400      1,171,500
  Diamond Park  . . . . . . . . .     446,300    423,500        701,500      591,500        577,600
  Consolidated  . . . . . . . . .     551,700    513,700        855,700      738,300        703,000



                                                JANUARY 31, 1996                  JULY 31, 1995
                                                ----------------                  -------------
                                           ACTUAL          AS ADJUSTED (7)
                                           ------          ---------------
                                                            (IN THOUSANDS)
 BALANCE SHEET DATA:
 Working capital . . . . . . . . . .    $    753,630         $                   $    781,802
 Total assets  . . . . . . . . . . .       1,199,039                                1,110,708
 Total debt  . . . . . . . . . . . .         381,563                                  443,624
 Total stockholders' investment  . .         455,355                                  391,890


________________________________________

(1) On July 30, 1993, (the "Effective Date"), the Company consummated its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan of Reorganization") and emerged from bankruptcy. The Company adopted "fresh-start" reporting as of the close of business on July 31, 1993. As a result, the Consolidated Financial Statements of the Company for and as of the end of the fiscal years and other periods subsequent to July 31, 1993 are not comparable in certain material respects to predecessor statements for any period prior thereto.

         On December 13, 1993, the Board of Directors of the Company authorized the change in the Company's fiscal year end to July 31. Such change was effective as of April 1, 1994. To facilitate a comparison of the Company's operating performance for the years ended July 31, 1995 and 1994, the four months ended July 31, 1993 and the year ended March 31, 1993, the results of operations include a presentation of historical income statement data for twelve months ended July 31, 1993. This includes the eight months ended March 31, 1993 and the four month period ended July 31, 1993. This twelve month period ended July 31, 1993 is referred to as "predecessor pro forma year ended July 31, 1993" and is unaudited.

(2) As a result of the adoption of fresh-start reporting, the Company's assets and liabilities were revalued as of the Effective Date, which resulted in a $246.2 million charge. In connection with this revaluation, the book value of certain non-current assets was reduced to zero, which resulted in lower depreciation and amortization than would be the case in the absence of such revaluation but also results in higher percentage increases in depreciation and amortization on growth of depreciable and amortizable assets in subsequent years.

         In connection with the adoption of fresh-start reporting, after reducing the value of certain non-current assets to zero, the excess of the fair value of the remaining assets over the fair value of liabilities and stockholders' investment was recorded as a deferred credit and is being amortized over 15 years at the rate of $5.9 million per year.

(3) For the six months ended January 31, 1996, unusual items included the recovery of a $3.0 million advance to a limited partnership formed upon the Company's emergence from bankruptcy and a $1.5 million recovery of cash funds related to cash approved for distribution to pre-confirmation creditors of Zale but not claimed. See the note to the January 31, 1996, Consolidated Financial Statements "Unusual Item -- Reorganization Recoveries." For the predecessor pro forma year ended July 31, 1993, unusual items included $20.2 million of provision for valuation of assets and $143.7 million of reorganization and restructure costs. See the notes to the July 31, 1995 Consolidated Financial Statements "Reorganization and Restructure Costs" and "Unusual Items -- Provisions for Valuation of Assets".

(4) An income tax benefit was not provided for the predecessor pro forma year ended July 31, 1993 because realization of a tax benefit for those losses was not assured. As a result of guidelines regarding accounting for income taxes of companies utilizing fresh-start reporting, the Company reports earnings on a fully taxed basis even though it does not expect to have to pay any significant income taxes for the near future.

         As of January 31, 1996, the Company had a net operating loss carryforward ("NOL"), after limitations, of approximately $370 million. Whether the Company will be able to utilize this NOL depends on the Company's earnings and the statutory limitations on use of such NOL. Any tax benefits realized for financial reporting purposes subsequent to the Effective Date are reported as additions to additional paid-in capital rather than as a reduction in the tax provision in the Company's Statement of Operations, and thus will not be reflected in the Company's earnings. However, the Company will realize cash benefits from any such utilization of its NOL.

(5) Earnings (loss) per share is not presented for the predecessor pro forma year because such presentation would not be meaningful. The old stock, which was not publicly traded, was cancelled under the plan of reorganization and the new stock was not issued until the Effective Date.

(6) Operating earnings (loss) excluding unusual items as a percent of sales is calculated on the basis of Net sales, less (a) Cost of sales,
         (b) Selling, general and administrative expense and (c) Depreciation and amortization expense (credit). The calculation excludes unusual items which are included in calculating Operating earnings (loss).

(7) Adjusted to reflect the estimated net proceeds from the sale of the Common Stock offered by the Company and the application of the proceeds therefrom, as described in "Use of Proceeds".

                                  RISK FACTORS

         Prospective purchasers of the Common Stock should carefully consider the factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

         In addition to the historical information contained herein, the discussion in this Prospectus contains forward-looking statements with respect to the Company that involve risks and uncertainties. The actual performance and results of the Company could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors", below, as well as those discussed elsewhere in this Prospectus.

IMPACT OF GENERAL ECONOMIC CONDITIONS

         Jewelry purchases are discretionary for consumers and may be particularly affected by adverse trends in the general economy. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages and salaries, business conditions, interest rates, availability of credit and taxation, for the economy as a whole and in regional and local markets where the Company operates. In addition, the Company is dependent upon the continued popularity of malls as a shopping destination and the ability of malls, their tenants and other mall attractions to generate customer traffic for its stores. There can be no assurance that consumer spending will not be adversely affected by general economic conditions or that mall traffic will not decrease, either of which could negatively impact the Company's results of operations or financial condition.

         In addition, because a substantial portion of the Company's sales are made on credit, any significant deterioration in general economic conditions may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. Furthermore, the Company expects that any downturn in general or local economic conditions in the markets in which it operates would adversely affect its collection of outstanding credit accounts receivables.

COMPETITION

         The retail jewelry business is highly competitive. The industry is fragmented, and the Company competes with a large number of independent regional and local jewelry retailers, as well as with nationally recognized jewelry chains. The Company must also compete with other types of retailers who sell jewelry and gift items, such as department stores, catalog showrooms, discounters, direct mail suppliers and televised home shopping networks. Competition may increase in the future as various additional forms of direct access shopping (with lower built-in costs) become available through developments in technology. Management believes that the primary competitive factors affecting its operations are reputation, breadth and depth of merchandise offered, store location and atmosphere, marketing, pricing, quality of sales personnel and customer service, credit and availability to customers of attractive direct marketing alternatives. The Company also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than jewelry. In addition, the Company competes with jewelry and other retailers for desirable locations and qualified personnel.
If the Company falls behind competitors with respect to one or more of these factors, the Company's results of operations or financial condition could be adversely affected. See "Business -- Competition".

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

         The Company's business is highly seasonal, with a significant portion of its sales and most of its income generated during the second fiscal quarter ending January 31, which includes the Christmas season. Sales in the second quarters of fiscal 1995 and 1994 accounted for 41.2% and 40.1%, respectively, of annual sales for such fiscal years. Operating earnings for the second quarters of fiscal 1995 and 1994 accounted for 91.0% and 94.6%, respectively, of annual operating earnings for such fiscal years. The Company has historically experienced net losses and lower net sales in each of its first, third and fourth fiscal quarters. The Company expects this trend to continue in the current fiscal year and, in particular, expects to experience a net loss in its third fiscal quarter of 1996. The Company expects to continue to experience this seasonal fluctuation in its net sales and net income. Because a very significant percentage of the Company's total sales and earnings for a fiscal year results from operations in the second quarter, the Company has limited ability to compensate for shortfalls in second quarter sales or earnings by changes in its operations or strategies in other quarters. A significant shortfall in results for the second quarter of any fiscal year can thus be expected to have a material adverse effect on the Company's annual results of operations. The Company's quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in the Company's merchandise, general economic, industry and weather conditions that affect consumer spending and actions of competitors. "See Management's Discussion and Analysis of Financial Condition and Results of Operations".

PRODUCTIVITY AND SALES IN EXISTING STORES

         The growth of the Company's sales and earnings depends, in part, on its ability to improve productivity in existing stores and increase comparable store sales. The Company closed more than 700 stores during and after its reorganization and has already taken a number of steps to increase store productivity, including making changes in basic retailing, merchandising and marketing strategies to attract customers and to increase sales. Although average store sales for existing Zales and Gordon's Division stores remain below the industry average, and the Company believes that there is significant potential for further increases in sales for existing stores, average or comparable store sales may vary. Increases in average or comparable store sales are not assured and failure to achieve such increases would adversely affect the Company's results.

EXPANSION PROGRAM

         The growth of the Company's sales and net earnings will depend, to some extent, on the Company's ability to expand its operations through the opening of new stores (including leased departments) in existing and new markets and to operate those stores profitably. The Company operated 1,213 stores in all 50 states, Puerto Rico and Guam at January 31, 1996 and has opened or plans to open approximately 97 new stores and leased departments, including 20 acquired Karten's stores, in fiscal 1996 and approximately 112 new stores and leased departments in fiscal 1997, compared to 35 new stores and leased departments opened in fiscal 1995. The average cost of opening a new mall store in the Zales and Gordon's Divisions is approximately $700,000 to $750,000, including inventory, capital expenditures and pre-opening expenses. The Company expects to fund the opening of new stores with a portion of the proceeds from this offering, cash flow from operating activities and borrowings under its revolving credit agreement and receivables securitization facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". Achieving the Company's expansion goals will depend on a number of factors, including the Company's ability to secure suitable locations on acceptable terms, open new stores in a timely manner, hire and train additional store and supervisory personnel, integrate new stores into its operations on a profitable basis and modify its management information systems for growth. Furthermore, the Company will continually need to evaluate the adequacy of its store management and systems to manage its planned expansion. The Company anticipates that there will continue to be significant competition among specialty retailers for desirable store sites and qualified personnel. There can be no assurance that the Company will be able to open new stores and relocate existing stores in desirable sites or on a timely basis or that such stores will operate profitably. See "Business -- Business Strategy".

         Management believes that the Company's proceeds from the offering, cash flow from operating activities and borrowings under the Company's revolving credit agreement and receivables securitization facility will provide adequate funds to finance the Company's expansion. However, if these sources of funds are inadequate to finance the Company's expansion, it may require capital from additional sources. There can be no assurance as to the future availability of additional financing or the terms thereof, and failure to obtain such financing on acceptable terms could require the Company to alter its expansion plans or otherwise adversely affect the Company.

MERCHANDISE SUPPLY AND INVENTORY

         During the years ended July 31, 1995 and March 31, 1994, the Company purchased approximately 29% and 38%, respectively, of its merchandise from its top five vendors. Although the Company believes that alternate sources of supply are available, the abrupt loss of any significant supplier during the three month period leading up to the Christmas season could result in a material adverse effect on the Company's business. The jewelry industry generally is affected by fluctuations in the prices of gold and diamonds and, to a lesser extent, other precious and semi-precious stones. The Company does not hedge against fluctuations in the cost of diamonds or gold. A significant increase in prices or decrease in the availability of gold or diamonds could have a material adverse effect on the Company's business.
The supply and price of diamonds in the principal world markets are significantly influenced by a single entity, the Central Selling Organization (the "CSO"), a marketing arm of DeBeers Consolidated Mines Ltd. of South Africa. The CSO has traditionally controlled the marketing of a substantial majority of the world's supply of diamonds and sells rough diamonds to worldwide diamond cutters from its London office in quantities and at prices determined in its sole discretion. The availability of diamonds to the CSO and the Company's suppliers is to some extent dependent on the political situation in diamond producing countries, such as South Africa, Botswana, Zaire, the Russian republics and Australia, and on the continuation of the prevailing supply and marketing arrangements for raw diamonds. Until alternate sources could be developed, any sustained interruption in the supply of diamonds from the significant producing countries could adversely affect the Company and the retail jewelry industry as a whole. See "Business -- Purchasing and Inventory".

         A portion of the Company's inventory represents slow-moving merchandise. The Company has a methodology that it believes results in timely identification and valuation of this merchandise. In addition, it believes that the disposition of this merchandise can continue to be carried out without materially affecting the Company's merchandising and pricing strategies. However, there can be no assurance that slow-moving inventory will not adversely affect the Company's business or financial results.

DEPENDENCE ON KEY PERSONNEL

         Since its emergence from bankruptcy, the Company has hired Robert J. DiNicola, its Chairman, President and Chief Executive Officer, and has retained or recruited a number of other senior executives and other key employees. The Company is dependent on these personnel, who have been instrumental in designing and implementing the Company's recent initiatives and are involved in the strategies for the Company's future growth and profitability. The loss of services of Mr. DiNicola or other key members of management could have a material adverse effect on the Company's results of operations or financial condition. Mr. DiNicola and the Company have entered into an employment agreement that will expire on April 17, 1998, unless earlier terminated. See "Management". There can be no assurance that the Company will be able to attract and retain additional qualified personnel as needed in the future.

REGULATION

         The Company's operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to the Company's private label credit cards, credit to the Company's customers is provided primarily through bank cards such as Visa, MasterCard, and Discover, without recourse to the Company based upon a customer's failure to pay. Any change in the regulation of credit which would materially limit the availability of credit to the Company's traditional customer base could adversely affect the Company's results of operations or financial condition.

RESTRICTIONS ON DIVIDENDS

         The Company does not currently pay dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. The Company's ability to pay dividends on its Common Stock is limited by restrictive covenants in its bank credit agreement.


                                USE OF PROCEEDS

         At the public offering price of $     per share, the net proceeds to
the Company from the sale of the Common Stock offered hereby will be
approximately $         million ($      million if the Underwriters'
over-allotment option is exercised in full) after deducting underwriting discounts and estimated offering expenses to be paid by the Company. The

Company will use the net proceeds from the offering to continue its expansion program and for general corporate purposes. In that regard, the Company will use a portion of its proceeds to repay outstanding amounts under its revolving credit agreement, which expires on August 11, 1998 and, at April 30, 1996, had an outstanding balance of approximately $18.0 million, bearing interest at approximately 7.4%. The Company's unused commitment under the revolving credit agreement after the offering would be $150 million, which along with the remaining proceeds of the offering, cash flow from operations and the receivables securitization facility will be utilized to fund the Company's store growth plan and finance the working capital requirements of its business, primarily inventory and accounts receivable.


                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of January 31, 1996, and as adjusted to reflect the sale of the 2,250,146 shares of Common Stock offered hereby by the Company (assuming no exercise of the Underwriters' over-allotment option) and the application of the net proceeds thereof (at the public offering price of $
  per share and after deducting the estimated underwriting discount and other offering expenses to be paid by the Company):

                                                                       January 31, 1996
                                                         ---------------------------------------------
                                                           Actual                        As Adjusted
                                                           ------                        -----------
                                                                     (in thousands)
Short-Term Debt:
         Revolving Credit Loans . . . . . . . . .         $45,050
         Current Portion of Long-Term Debt  . . .             850
                                                          -------
                 Total Short-Term Debt  . . . . .          45,900

Long-Term Debt:
         Receivables Securitization Facility  . .         380,614
         Other  . . . . . . . . . . . . . . . . .              99
                                                          --------
                 Total Long-Term Debt . . . . . .         380,713

Stockholders' Investment:
         Preferred Stock - $.01 par value;
           5,000,000 shares authorized;
           no shares issued . . . . . . . . . . .            ---
         Common Stock - $.01 par value;
           70,000,000 shares authorized;
           35,014,315 shares issued; 37,264,461
           shares issued as adjusted  . . . . . .             350

         Additional Paid-in Capital (Includes
           Stock Warrants)  . . . . . . . . . . .         358,998
         Unrealized Gains on Securities . . . . .           1,729
         Accumulated Earnings . . . . . . . . . .          94,278
                                                          -------
                 Total Stockholders' Investments          455,355
                                                          -------
                          Total Capitalization  .        $881,968
                                                         ========

                          PRICE RANGE OF COMMON STOCK

         Since April 30, 1993, the high and low closing sales prices of the Company's Common Stock, as reported by the National Association of Securities Dealers, Inc.'s National Market ("Nasdaq"), have been as follows:

     By Fiscal Quarters                      High                               Low
     ------------------                      ----                               ---
 1993
 Fourth Quarter                             10 1/2                               8 1/4

 1994
 First Quarter                              11 1/4                               9 3/8
 Second Quarter                             11                                   8 1/8
 Third Quarter                               9 1/2                               8 1/2
 Fourth Quarter                              9 1/4                               8 11/16

 1995
 First Quarter                              13 5/8                               8 3/8
 Second Quarter                             13                                  10 1/4
 Third Quarter                              12                                  10 1/4
 Fourth Quarter                             14 3/8                              11 1/4

 1996
 First Quarter                              15 5/8                              13 5/8
 Second Quarter                             16 11/16                            13 1/2
 Third Quarter                              18 5/8                              13 11/16
 Fourth Quarter
 (through June     )                        ---------                           ---------
              ----


         The last sale price of the Common Stock on         , 1996, as reported
by Nasdaq, was $     per share.

                                DIVIDEND POLICY

         The Company currently intends to retain future earnings for use in the expansion and operation of its business. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company based on the Company's financial condition and general business conditions. In addition, the Company's payment of dividends is limited by restrictive covenants in its bank credit agreement.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following selected consolidated financial information is qualified in its entirety by the Consolidated Financial Statements of the Company (and the related Notes thereto) contained elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition". The Income Statement and Balance Sheet Data shown below and for each of the years ended July 31, 1995 and 1994, the four months ended July 31, 1993, and for each of the years ended March 31, 1993, 1992 and 1991 have been derived from the Company's audited Consolidated Financial Statements. The information for the six month periods ended January 31, 1996 and 1995 and for the predecessor pro forma year ended July 31, 1993 is derived from the Company's unaudited Consolidated Financial Statements which, in the opinion of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. The results of operations for the four months ended July 31, 1993 are not necessarily indicative of the results of operations that may be expected for the full year due to the seasonal nature of the Company's business. As a result of the adoption of fresh-start financial reporting upon emergence from bankruptcy, the Company's results of operations subsequent to July 31, 1993 are not comparable to results of operations for the prior periods.


                                                                                            PREDECESSOR
                                                                                 ---------------------------------
                                                                                  PRO FORMA (1)
                                                                                  -------------
                                                                                      YEAR               FOUR MOS.
                                                  YEAR ENDED JULY 31,                 ENDED                ENDED
                                               -------------------------            JULY 31,              JULY 31,
                                                  1995           1994                 1993                  1993
                                               -----------    ----------           ----------             --------
                                                                                   (UNAUDITED)
                                                          (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
 INCOME STATEMENT DATA:
 Net sales                                     $ 1,036,149    $  920,307           $  956,447             $244,539
 Cost of sales                                     524,010       460,060              533,080              127,484
                                               -----------    ----------           ----------             --------
 Gross margin                                      512,139       460,247              423,367              117,055
 Selling, general and
   administrative expenses                         434,101       401,744              402,116              119,786
 Depreciation and amortization
   expense (credit)                                    381       (4,385)               26,459                8,973
 Unusual items - provision for
   valuation of assets                                 ---          ---                20,200                  ---
 Reorganization and restructure costs                  ---          ---               143,690               47,879
 Net reduction of reserves for
   preacquisition contingencies                        ---          ---                   ---                  ---
 Gain on sale of assets                                ---          ---                   ---                  ---
                                               -----------    ----------           ----------            ---------
 Operating earnings (loss)                          77,657        62,888             (169,098)             (59,583)
 Interest expense, net                              29,837        28,142               23,508                6,623
                                               -----------    ----------           ----------            ---------
 Earnings (loss) before fresh-
   start revaluation, income taxes,
   extraordinary items and
   cumulative effect of
   accounting change                                47,820        34,746             (192,606)             (66,206)
 Fresh-start revaluation                               ---           ---             (246,236)            (246,236)
                                               -----------    ----------           ----------             --------

 Earnings (loss) before income
   taxes, extraordinary items and
   cumulative effect of accounting
   change                                           47,820        34,746            (438, 842)            (312,442)
 Income taxes                                       16,350        11,621                  ---                  ---
                                               -----------    ----------           ----------           ----------
 Earnings (loss) before
   extraordinary items and
   cumulative effect of
   accounting change                           $    31,470    $   23,125           $ (438,842)          $ (312,442)
                                               ===========    ==========           ==========           ==========
 Net earnings (loss)                           $    31,470    $   21,557           $  664,991           $  791,391
                                               ===========    ==========           ==========           ==========
 Earnings per common share (2):
   Primary:
     Earnings before
       extraordinary item                      $      0.88     $     0.66
     Net earnings                              $      0.88     $     0.62
   Assuming full dilution:
     Earnings before
        extraordinary item                     $      0.86     $     0.66
     Net earnings                              $      0.86     $     0.62
   Weighted average number of
    common
    shares outstanding (2):
     Primary                                        35,849         34,965
     Assuming full dilution                         36,565         34,965

 BALANCE SHEET DATA:
 Working capital                               $   781,802     $  763,216          $  676,677           $  676,677
 Total assets                                    1,110,708      1,112,647           1,013,523            1,013,523
 Total debt                                        443,624        447,478             355,125              355,125
 Total stockholders' investment
   (deficit)                                       391,890        342,740             311,070              311,070

 STORES OPEN AT END OF PERIOD:                       1,181          1,231               1,265                1,265

                                                                PREDECESSOR
                                                -------------------------------------------
                                                            YEAR ENDED MARCH 31,
                                                -------------------------------------------
                                                   1993                1992         1991
                                                ----------         ----------    ----------
                                                 (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
 INCOME STATEMENT DATA:
 Net sales                                      $  980,832         $1,156,455    $1,335,269
 Cost of sales                                     534,420            663,707       662,788
                                                ----------         ----------    ----------
 Gross margin                                      446,412            492,748       672,481
 Selling, general and
   administrative expenses                         418,133            575,592       562,167
 Depreciation and amortization
   expense (credit)                                 26,316             50,899        56,024
 Unusual items - provision for
   valuation of assets                              20,200            574,336           ---
 Reorganization and restructure costs              137,937            175,659           ---
 Net reduction of reserves for
   preacquisition contingencies                        ---              5,566        13,141
 Gain on sale of assets                                ---              2,667           ---
                                                ----------         ----------    ----------
 Operating earnings (loss)                        (156,174)          (875,505)       67,431
 Interest expense, net                              24,829             84,885       126,008
                                                ----------         ----------    ----------
 Earnings (loss) before fresh-
   start revaluation, income taxes,
   extraordinary items and
   cumulative effect of
   accounting change                              (181,003)          (960,390)      (58,577)
 Fresh-start revaluation                               ---                ---           ---
                                                ----------         ----------    ----------

 Earnings (loss) before income
   taxes, extraordinary items and
   cumulative effect of accounting
   change                                         (181,003)          (960,390)      (58,577)
 Income taxes                                          ---                ---           ---
                                                ----------         ----------    ----------
 Earnings (loss) before
   extraordinary items and
   cumulative effect of
   accounting change                            $ (181,003)        $ (960,390)   $  (58,577)
                                                ==========         ==========    ==========
 Net earnings (loss)                            $ (181,003)        $ (960,390)   $  (54,125)
                                                ==========         ==========    ==========
 Earnings per common share (2):
   Primary:
     Earnings before
       extraordinary item
     Net earnings
   Assuming full dilution:
     Earnings before
        extraordinary item
     Net earnings
   Weighted average number of
    common
    shares outstanding (2):
     Primary
     Assuming full dilution

 BALANCE SHEET DATA:
 Working capital                                $  961,671         $  809,417    $  487,439
 Total assets                                    1,252,448          1,088,060     1,789,178
 Total debt                                        284,554                ---       957,192
 Total stockholders' investment                   (791,391)          (610,388)      350,002
 (deficit)

 STORES OPEN AT END OF PERIOD:                       1,265              1,521         1,938

 (1) Amounts in this column represent historical income statement data for the twelve months ended July 31, 1993 which includes the four month period ended July 31, 1993 and the eight month period ended March 31, 1993.
 (2) Earnings (loss) per share is not presented in the "Predecessor" columns because such presentation would not be meaningful. The old stock, which was not publicly traded, was cancelled under the plan of reorganization and the new stock was not issued until the Effective Date.

                                                                             SIX MONTHS ENDED JANUARY 31,
                                                                             ----------------------------
                                                                                 1996            1995
                                                                             ------------     -----------
                                                                                      (UNAUDITED)
 INCOME STATEMENT DATA:                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
 Net sales                                                                   $   666,236        $ 632,666
 Cost of sales                                                                   336,180          316,106
                                                                             -----------        ---------
 Gross margin                                                                    330,056          316,560
 Selling, general and administrative  expenses                                   243,371          243,273
 Depreciation and amortization expense (credit)                                    2,655             (550)
 Unusual items - reorganization recoveries                                         4,486             --
                                                                             -----------        ---------
 Operating earnings                                                               88,516           73,837
 Interest expense, net                                                            14,942           15,941
                                                                             -----------        ---------
 Earnings before income taxes and
    extraordinary item                                                            73,574           57,896
 Income taxes                                                                     26,153           19,300
                                                                             -----------        ---------
 Earnings before extraordinary item                                          $    47,421        $  38,596
                                                                             ===========        =========
 Net earnings                                                                $    46,325        $  38,596
                                                                             ===========        =========
 Earnings per common share:
    Primary:
      Earnings before extraordinary item                                           $1.31            $1.10
      Net earnings                                                                 $1.28            $1.10
    Assuming full dilution:
      Earnings before extraordinary item                                           $1.31            $1.10
      Net earnings                                                                 $1.28            $1.10
    Weighted average number of common shares outstanding:
      Primary                                                                     36,320           34,964
      Assuming full dilution                                                      36,308           34,964

 BALANCE SHEET DATA:
 Working capital                                                                $753,630         $796,459
 Total assets                                                                  1,199,039        1,161,405
 Total debt                                                                      381,563          445,887
 Total stockholders' investment                                                  455,355          400,087

 STORES OPEN AT END OF PERIOD:                                                     1,213            1,209

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      On July 30, 1993, the Company completed a comprehensive restructuring of its capital structure through implementation of its Plan of Reorganization as confirmed on May 20, 1993 by the bankruptcy court. As a result of the restructuring transaction and the implementation of fresh-start financial reporting, the Company's results of operations subsequent to July 31, 1993 are not comparable to results of operations for prior periods. The most significant effects of fresh-start financial reporting on results of operations are the reduction in amortization and depreciation expense from the write-off of substantially all the Company's fixed assets and the amortization of the "Excess of Revalued Net Assets Over Stockholders' Investment". See the note to the July 31, 1995 Consolidated Financial Statements of the Company entitled "Reorganization and Basis of Presentation" included elsewhere in this Prospectus for information on consummation of the Plan of Reorganization and implementation of fresh-start financial reporting.

      On December 13, 1993, the Board of Directors of the Company authorized the change in the Company's fiscal year end to July 31. Such change was effective as of April 1, 1994. To facilitate a comparison of the Company's operating performance for the years ended July 31, 1995 and 1994, the four months ended July 31, 1993 and the year ended March 31, 1993, the results of operations include a presentation of historical income statement data for twelve months ended July 31, 1993. This includes the eight months ended March 31, 1993 and the four month period ended July 31, 1993. This twelve month period ended July 31, 1993 is referred to as "pro forma year ended July 31, 1993" and is unaudited.

RESULTS OF OPERATIONS

      The following table sets forth certain financial information from the Company's audited and unaudited consolidated statements of operations expressed as a percentage of net sales and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                           Predecessor
                                                                                                     -----------------------
                                                                                                     Pro Forma
                                                    Six Months Ended               Year Ended        Year Ended    Year Ended
                                                       January 31,                  July 31,           July 31,    March 31,
                                                  -------------------        --------------------     ---------   ----------
                                                    1996         1995          1995         1994         1993         1993
                                                  -------      -------       -------      -------      -------      -------
 Net sales                                          100.0%       100.0%        100.0%       100.0%       100.0%       100.0%
 Cost of sales                                       50.5         50.0          50.6         50.0         55.7         54.5
                                                  -------      -------       -------      -------      -------      -------
    Gross margin                                     49.5         50.0          49.4         50.0         44.3         45.5
 Selling, general and  administrative
    expenses                                         36.5         38.5          41.9         43.7         42.0         42.6
 Depreciation and amortization
    expense (credit)                                  0.4         (0.2)           --         (0.5)         2.8          2.7
 Unusual items and reorganization costs              (0.7)          --            --           --         17.1         16.1
                                                  -------      -------       -------      -------      -------      -------
 Operating earnings (loss)                           13.3         11.7           7.5          6.8        (17.6)       (15.9)

 Interest expense, net                                2.2          2.5           2.9          3.0          2.6          2.5

 Fresh-start revaluation                               --           --            --           --        (25.7)          --
                                                  -------      -------       -------      -------      -------      -------
 Earnings (loss) before income taxes,
    extraordinary items and cumulative
    effect of accounting change                      11.1          9.2           4.6          3.8        (45.9)       (18.4)
 Income taxes                                         3.9          3.1           1.6          1.3           --           --
                                                  -------      -------       -------      -------      -------      -------
 Earnings (loss) before extraordinary
    items and cumulative effect of
    accounting change                                 7.2          6.1           3.0          2.5        (45.9)       (18.4)
 Extraordinary items:
    Loss on early extinguishment of
      debt, net of income taxes                      (0.2)          --            --         (0.2)          --           --
    Gain on debt discharge, net of
      income taxes                                     --           --            --           --        116.9           --
 Cumulative effect of accounting change
    for postretirement benefits, net of
    income taxes                                       --           --            --           --         (1.5)          --
                                                  -------      -------       -------      -------      -------      -------
 Net earnings (loss)                                  7.0%         6.1%          3.0%         2.3%        69.5%       (18.4)%
                                                  =======      =======       =======      =======      =======      =======

SIX MONTHS ENDED JANUARY 31, 1996 COMPARED TO SIX MONTHS ENDED JANUARY 31, 1995

      NET SALES. Net Sales for the six months ended January 31, 1996 increased by $33.6 million to $666.2 million, a 5.3% increase compared to the previous year. Sales for stores open for comparable periods increased by 7.1%. The sales increase primarily resulted from continued improvement in key merchandise assortments, focused marketing and store execution.

      GROSS MARGIN. Gross Margin as a percentage of sales decreased by 0.5% from primarily higher markdowns for clearance of discontinued merchandise during the current year. The current year net LIFO provision was $1.0 million or 0.2% of sales higher than last year.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative Expenses decreased 2.0% as a percentage of sales. Store expenses decreased by 1.3% of sales as store occupancy costs and promotional expenditures increased at a lower rate than sales. Store payroll expense decreased as a percentage of sales. Corporate expenses decreased by 1.4% of sales principally as a result of lower costs for employee benefits, outside services and insurance. These improvements were offset by an increased provision for chargeoffs of customer accounts.

      EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXPENSE (CREDIT), EXTRAORDINARY ITEM AND UNUSUAL ITEMS. Earnings Before Interest, Taxes, Depreciation and Amortization Expense (Credit), Extraordinary Item and Unusual Items were $86.7 million and $73.3 million for the six months ended January 31, 1996 and 1995, respectively.

      DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and Amortization Expense increased by $3.2 million. Amortization of the Excess of Revalued Net Assets Over Stockholders' Investment was 3.0 million in both periods. However, depreciation and amortization of property and equipment increased from $2.4 million to $5.6 million as new assets have been purchased since the fresh-start reporting writeoff of substantially all fixed assets of the Company as of July 31, 1993.

      UNUSUAL ITEMS - REORGANIZATION RECOVERIES.  Unusual Items -
Reorganization Recoveries were $4.5 million for the six month period ended January 31, 1996. There were no unusual items for the prior year. See the note to the Consolidated Financial Statements "UNUSUAL ITEMS - REORGANIZATION RECOVERIES."

      INTEREST EXPENSE, NET. Interest Expense, Net was $14.9 million and $15.9 million for the six months ended January 31, 1996 and 1995, respectively. The decrease in interest expense for the six months ended January 31, 1996 was principally due to the early redemption of the $60.0 million 11.0% Second Priority Senior Secured Notes on September 11, 1995 partially offset by an increase in interest expense due to borrowings under the Revolving Credit Agreement (as defined herein).

      INCOME TAXES. The income tax expense for the six month periods ended January 31, 1996 and 1995 was $26.2 million and $19.3 million, respectively, reflecting an effective tax rate of 35.5% and 33.3%, respectively. As a result of guidelines regarding accounting for income taxes of companies utilizing fresh-start reporting, the Company reports earnings on a fully-taxed basis even though it does not expect to pay any significant income taxes in the near future. The Company will realize the cash benefit from utilization of its tax NOL against current and future tax liabilities. As of January 31, 1996, the Company has a NOL (after limitations) of approximately $370 million.

      As the Company develops a longer-term earnings record, it may determine that a portion of the valuation reserve on the Company's deferred tax asset will not be required as such asset will more likely than not be realizable.
Any reduction in the valuation reserve will increase Additional Paid-In Capital directly.

      EXTRAORDINARY ITEM. The extraordinary item of $1.1 million, net of an income tax benefit of $0.6 million, for the six month period ended January 31, 1996 was the result of the early redemption of the $60.0 million 11.0% Second Priority Senior Secured Notes. See the note to the Consolidated Financial Statements "WORKING CAPITAL FINANCING."

YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31, 1994

      NET SALES. Net Sales for the year ended July 31, 1995 increased by $115.8 million to $1,036.1 million, a 12.6% increase compared to the previous year. The increase is primarily the result of new management's implementation of a key item merchandising strategy, product-focused marketing and improved execution in the stores. Sales for stores open for comparable periods increased by approximately 12.8%.

      GROSS MARGIN. Gross Margin as a percentage of sales decreased by 0.6% from higher markdowns for clearance of discontinued merchandise.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative Expenses, which increased by $32.4 million, were 41.9% and 43.7% of sales for the years ended July 31, 1995 and 1994, respectively. Store expenses decreased by 1.7% of sales as store occupancy costs and payroll increased at a lower rate than sales. Promotional expenditures decreased as both a percentage of sales and in total dollars. Corporate expenses decreased by 1.2% of sales principally as a result of lower costs for management information systems and insurance. These improvements were offset by a decrease in net credit income principally from reduced finance charge income on a lower average receivables portfolio in relation to the prior year. The reduction in the average receivables portfolio resulted from the decrease of accounts from significant store closings in 1992 and 1993, coupled with faster cash collections of customer balances than in the prior year.

      EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION EXPENSE (CREDIT). Earnings Before Interest, Taxes and Depreciation and Amortization Expense (Credit) were $78.0 million and $58.5 million for the years ended July 31, 1995 and 1994, respectively, an increase of 33.4%.

      DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and Amortization Expense increased by $4.8 million. Amortization of the Excess of Revalued Net Assets Over Stockholders' Investment was $5.9 million in both periods.
However, depreciation and amortization of property and equipment increased from $1.4 million to $6.2 million as new assets have been purchased since the fresh-start reporting write-off of substantially all fixed assets of the Company at July 31, 1993.

      INTEREST EXPENSE, NET. Interest Expense, Net was $29.8 million and $28.1 million for the years ended July 31, 1995 and 1994, respectively. The increase was principally due to the refinancing of the Receivables Securitization Facility (as defined herein) in July 1994 at a higher amount, partially offset by an increase in investment income. The current year also includes $1.2 million of interest income on funds escrowed for bankruptcy matters.

      INCOME TAXES. Income Taxes for the years ended July 31, 1995 and 1994 were $16.4 million and $10.6 million, respectively, reflecting an effective tax rate of 34.2% and 32.9%, respectively. As of July 31, 1995, the Company had a NOL (after limitations) of approximately $378 million.

YEAR ENDED JULY 31, 1994 COMPARED TO PRO FORMA YEAR ENDED JULY 31, 1993

      NET SALES. Net Sales for the year ended July 31, 1994 decreased by $36.1 million or 3.8% when compared with the pro forma year ended July 31, 1993. The significant decrease in Net Sales in fiscal 1994 is primarily the result of closing approximately 175 locations in January through March 1993 as part of the Company's operational restructuring.

      GROSS MARGIN. Gross Margin as a percentage of sales increased 5.7% due primarily to the provision of a reserve against merchandise inventory of approximately $43.0 million during the pro forma year ended July 31, 1993 for estimated markdowns, damage, shrinkage or other loss in value caused by closing approximately 175 locations. Excluding the reserve provision, Gross Margin as a percentage of sales increased by 1.3% due to higher initial merchandise margin partially offset by increased markdowns.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative Expenses as a percentage of sales were 43.7% for fiscal year 1994 and 42.0% for the pro forma year ended July 31, 1993. The percentage increase in fiscal 1994 resulted primarily from higher promotional and employee benefit costs incurred during the year relative to sales.

      DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and Amortization Expense decreased by $30.8 million principally due to the fresh-start reporting write-off of substantially all fixed assets of the Company at July 31, 1993.

      UNUSUAL ITEMS. The Unusual Items in the pro forma year ended July 31, 1993 relate to provisions made to reduce the value of certain non-operating assets, including properties held for sale and a large diamond held for investment, to their estimated net realizable values. A provision was also made for the valuation of customer receivables. See the note to the Consolidated Financial Statements "UNUSUAL ITEMS -- PROVISIONS FOR VALUATION OF ASSETS."

      REORGANIZATION AND RESTRUCTURE COSTS. Reorganization and Restructure Costs are segregated from normal operations in the pro forma year ended July 31, 1993 Consolidated Statement of Operations and reflect the costs incurred by the Company in the implementation of its operational and financial restructuring plan as well as costs related directly to the bankruptcy filing.

      INTEREST EXPENSE, NET. Interest Expense, Net was $28.1 million for fiscal year 1994 and $23.5 million for the pro forma year ended July 31, 1993. The increase in fiscal 1994 primarily represents interest incurred on the 11% $60.0 million Second Priority Senior Secured Notes which were issued in conjunction with the Company's emergence from bankruptcy and a reduction in interest income due to lower average balances in short-term investments as a result of payment of bankruptcy obligations in July 1993.

      INCOME TAXES. Income Taxes for the year ended July 31, 1994 were $10.6 million. An income tax benefit was not provided in the period ended July 31, 1993 because all operating losses would have to be carried forward to future years and the realization of a tax benefit for those losses was not assured.

FOUR MONTHS ENDED JULY 31, 1993

      Net Sales for the four months ended July 31, 1993 were $244.5 million. Gross Margin was 47.9% of sales and Selling, General and Administrative Expenses were 49.0% of sales for the four month period ended July 31, 1993.
Due to the seasonality of the business, these results were not representative of results expected for a full year. Reorganization and Restructure Costs are segregated from normal operations in the Four Months ended July 31, 1993 Consolidated Statement of Operations and primarily represent professional fees incurred in conjunction with the Chapter 11 reorganization. Reorganization and Restructure Costs of $47.9 million, the Fresh-Start Revaluation of $246.2 million and Gain on Debt Discharge of $1.1 billion all relate to the Company's reorganization under Chapter 11 and are described in the notes to the Consolidated Financial Statements "REORGANIZATION AND BASIS OF PRESENTATION" and "REORGANIZATION AND RESTRUCTURE COSTS". Net earnings were substantially affected by these reorganization-related items and are not comparable in material respects to earnings for subsequent periods.

YEAR ENDED MARCH 31, 1993

      Net Sales for the year ended March 31, 1993 were $980.8 million. Gross Margin was 45.5% of sales for the year ended March 31, 1993. A reserve against merchandise inventory of approximately $43.0 million was provided in Cost of Sales for estimated shrinkage, markdowns, damage or other loss in value caused by closing approximately 175 locations. Excluding the reserve provision, Gross Margin as a percentage of sales was 49.9%. Selling, General and Administrative Expenses were 42.6% of sales for the year ended March 31, 1993.

      The unusual items in the year ended March 31, 1993 relate to provisions made to reduce the value of certain non- operating assets, including properties held for sale and a large diamond held for investment, to their estimated net realizable values. A provision was also made for the valuation of customer receivables. See the note to the Consolidated Financial Statements "UNUSUAL ITEMS -- PROVISIONS FOR VALUATION OF ASSETS".

      Reorganization and Restructure Costs are segregated from normal operations in the March 31, 1993 Consolidated Statement of Operations and reflect the costs incurred by the Company in the implementation of its operational and financial restructuring plan as well as costs related directly to the bankruptcy filing. The major components are described in the notes to the Consolidated Financial Statements "REORGANIZATION AND BASIS OF PRESENTATION" and "REORGANIZATION AND RESTRUCTURE COSTS".

LIQUIDITY AND CAPITAL RESOURCES

      The Company's cash requirements consist principally of funding inventory and receivables growth, capital expenditures primarily for renovations and new store growth, and debt service. As of January 31, 1996, the Company had cash and cash equivalents of $41.4 million, including $24.6 million restricted primarily by the collateral requirements under the Receivables Securitization Facility established by the Company in July 1994 (the "Receivables Securitization Facility"). The retail jewelry business is highly seasonal, with a significant proportion of sales and operating income being generated in November and December of each year. Approximately 41.2% and 40.1% of the Company's annual sales were made during the three months ended January 31, 1995 and 1994, respectively, which includes the Christmas selling season. The Company's working capital requirements fluctuate during the year, increasing substantially during the fall season as a result of higher planned seasonal inventory levels.

      Zale Funding Trust, a limited purpose Delaware business trust and an indirect wholly-owned subsidiary of the Company formed to finance customer accounts receivable, issued approximately $380.6 million, net of discount, aggregate principal amount of Receivables Backed Notes ("ZFT Receivables Notes") in July 1994 pursuant to the Receivables Securitization Facility. The ZFT Receivables Notes are secured by a lien on all customer accounts receivable and mature in July 1999.

      On August 11, 1995, the Company entered into a new three-year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. The Revolving Credit Agreement replaced an earlier agreement entered into by the Company in July 1993. At no time may the total amount of loans outstanding under the Revolving Credit Agreement exceed the lesser of the total commitment of $150.0 million and a defined borrowing base ($215.1 million at January 31, 1996, based on a fixed percentage of eligible inventory, as defined).

      The Revolving Credit Agreement was structured to increase the Company's flexibility through less restrictive loan covenants, lower collateral requirements and a lower fee and interest rate structure than its earlier agreement. The increased flexibility allowed in the new Revolving Credit Agreement combined with the increased liquidity from the Receivables Securitization Facility enabled the Company to redeem its 11% notes, redeem the Series B Warrants and continue to invest in its capital improvement and store growth initiatives.

      Approximately $60.0 million of Second Priority Senior Secured Notes due 2000 bearing interest at 11.0% per annum were issued by the Company upon its emergence from bankruptcy. These notes were redeemed on September 11, 1995 utilizing cash on hand. Upon redemption, the Company paid an early redemption premium and other costs associated with the redemption of approximately $1.7 million. An extraordinary item of $1.1 million, net of an income tax benefit of $0.6 million, was recorded in the current year. See the note to the Consolidated Financial Statements "WORKING CAPITAL FINANCING."

      On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski International Holding, A.G. ("Swarovski") rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were canceled and are no longer outstanding. See the note to the Consolidated Financial Statements "REPURCHASE OF WARRANTS."

      The Company is in the second year of a three year store remodeling and refurbishment program. This program will enable the Company to enhance its stores in certain key markets relative to its competition. Additionally, the Company plans significant upgrades to its management information systems over the next several years. The Company anticipates spending approximately $50.0 million on capital expenditures in fiscal year 1996. Capital expenditures are typically scheduled for the late spring through early fall in order to have new or renovated stores ready for the Christmas selling season. During the six months ended January 31, 1996, the Company made approximately $28.0 million capital expenditures, principally to enhance the appearance of 68 stores and to open 24 new stores. In addition, on January 18, 1996, the Company acquired Karten's Jewelers, Inc., a 20-store chain. The Company acquired all the outstanding shares of common stock for $3.0 million in cash and assumption of all liabilities. In fiscal years 1996, 1997 and 1998, the Company intends to add approximately 250 new locations through new store openings or strategic acquisitions.

      Over the last year the Company has shifted its merchandise mix to reduce the amount of consigned merchandise and increase its investment in owned merchandise. Although there has been an increase of approximately $51 million in owned merchandise inventories at January 31, 1996 compared to the balance at January 31, 1995, the Company has comparable levels of merchandise in the stores due to a reduction of approximately $46 million in the level of consigned merchandise compared to last year. As a result of the transactions discussed above and the change in mix between owned and consigned merchandise, the Company had outstanding borrowings of $45.1 million under the Revolving Credit Agreement at January 31, 1996, compared to no such borrowings at July 31, 1995. The Company intends to use a portion of the proceeds from this offering to repay the amount outstanding ($18.0 million at April 30, 1996) under the Revolving Credit Agreement in order to maintain greater flexibility in financing its existing store operations and expansion program.

       Future liquidity will also be enhanced to the extent that the Company is able to realize the cash benefit from utilization of its NOL against current and future tax liabilities. Guidelines regarding accounting for income taxes of companies utilizing fresh-start reporting, require the Company to report earnings on a fully-taxed basis even though it does not expect to pay any significant income taxes for the near future. As of January 31, 1996, the Company has a NOL (after limitations) of approximately $370 million which represents up to $144 million in future tax benefits. The utilization of this asset is subject to limitations. The most restrictive is the Internal Revenue Code Section 382 annual limitation. The NOL will begin to expire in fiscal year 2002 but can be utilized through 2009.

      Management believes that the Company's proceeds from the offering, operating cash flow, amounts available under the Revolving Credit Agreement and amounts available under the Receivables Securitization Facility should be sufficient to fund the Company's current operations, debt service and currently anticipated capital expenditure requirements.

INFLATION

      In management's opinion, changes in Net Sales and Earnings Before Income Taxes and Extraordinary Item that have resulted from inflation and changing prices have not been material. There is no assurance, however, that inflation will not materially affect the Company in the future.

                                    BUSINESS

GENERAL

      Zale Corporation is the largest specialty retailer of fine jewelry in the United States in terms of both retail sales and number of stores. The Company had retail sales of $1.04 billion for the fiscal year ended July 31, 1995 and 1,213 locations at January 31, 1996 throughout the U.S., Guam and Puerto Rico, primarily in regional shopping malls. The Company conducts business through four distinct divisions. The Zales(R) Division, with 568 stores, represents the Company's national brand and is focused on a broad range of mainstream consumers. The Gordon's(SM) Division operates 336 stores and is being positioned as a major regional jeweler focusing on twelve regional markets and offering merchandise that is more contemporary and targeted at regional tastes. The Guild Division operates 119 upscale jewelry stores under the Bailey, Banks & Biddle(R) and other locally established names. The Diamond Park Division manages 186 leased fine jewelry departments in several major department store chains including Marshall Field's, Dillard's and Mercantile. In addition, the Company operates four outlet stores.

      The Company believes that the jewelry retail sector is large and highly fragmented, with total U.S. jewelry retail sales in 1995, based on publicly available data, of approximately $32 billion. Management believes that the Company's size, nationwide presence and market position are significant competitive advantages, providing economies of scale in television and print advertising, distribution and buying which are not available to smaller chains and independents. The Company also enjoys significant brand name recognition, with the Zales name in existence since 1924, Gordon's since 1905 and Bailey, Banks & Biddle since 1832. The Company believes that name recognition is critical in jewelry retailing because jewelry is generally unbranded by product and the consumer must trust in a retailer's reliability and credibility.

      The Company is incorporated in Delaware. Its principal executive offices are located at 901 W. Walnut Hill Lane, Irving, Texas 75038-1003, and its telephone number at that address is (214) 580-4000.

HISTORY

      The Company was founded in 1924 by Morris B. Zale. In 1986, Peoples Jewellers Limited and Swarovski International Holding A.G. purchased the Company in a leveraged buyout. In 1989, the Company incurred additional debt to acquire Gordon's Jewelers. As a result, the Company was severely over-leveraged and could not sustain the downturn in jewelry sales in the early 1990s, causing the Company to default on its interest payments and enter bankruptcy protection in January 1992. While in bankruptcy, the Company was able to upgrade its store base by closing more than 700 poorly performing stores. In addition, the Company was able to renegotiate more favorable terms on certain of its remaining leases. On July 30, 1993, the Company emerged from bankruptcy protection after completing a comprehensive restructuring of its capital structure through the implementation of its Plan of Reorganization.

BUSINESS STRATEGY

      In April 1994, Robert DiNicola joined the Company as Chairman and Chief Executive Officer and began recruiting other experienced retailing executives to build a new management team. This team undertook to revitalize the Company by making it customer-focused and instituting back-to-basics retailing disciplines. Management believes that, since April 1994, the following initiatives have significantly improved the Company's operating performance:

      Reestablished Brand Identities. Distinct brand identities have been reemphasized for the Zales and Gordon's Divisions. Separate divisional management and buying teams have been brought on board to create and implement an individualized merchandising and marketing strategy.

      Refocused Merchandising. Merchandising has been refocused and strengthened. In the Zales and Gordon's Divisions, management has developed a large selection of key items from among the best selling products in the retail jewelry industry, such as tennis bracelets, bridal sets and diamond stud earrings, and made certain that these items are available in an appropriate variety of styles and a range of competitive price points. At the same time, the Company has structured inventory management systems to ensure that these items are consistently in stock. The Company has more recently introduced a similar key item approach in the Guild and Diamond Park Divisions.

      Initiated Product and Event-Focused Marketing. The Company's marketing effort has become more product and event- focused. Television, radio, newspaper inserts, and direct mail advertising now feature selected key items at a variety of price points. The Company has also broadened its marketing efforts beyond the Christmas season to tie in with other gift-giving holidays, such as Valentines Day and Mother's Day. In addition, advertising and in-store promotions have been synchronized to take advantage of other periods of high mall traffic. These strategies have helped to position Zales and Gordon's stores as gift-giving centers.

      Strengthened Buying Organization. The Company has recruited experienced buyers and eliminated store-level buying to ensure consistency of quality and cost. In addition, management believes that the Company is now leveraging its size to achieve better terms with its suppliers for certain products.

      Enhanced Price-Competitive Image. The Company's image as a provider of fine jewelry at competitive prices has been enhanced by establishing price points for merchandise that are perceived by customers as good values. These products are labeled "Brilliant Buys", "Gordon's Gems" and "Best Buys" in the Zales, Gordon's and Guild Division stores, respectively. These items are prominently displayed throughout the store and prices are displayed as well, a practice that is uncommon in the U.S. jewelry retailing industry and one that the Company believes enhances its reputation for pricing integrity.

      Improved Store Management and Environment. The Company has taken steps to ensure that its most capable store managers are in its top stores and to provide upgraded sales and product training to sales personnel company-wide. Staffing schedules are now coordinated to better allocate employees during peak
periods.   In addition, approximately 475 stores have received some level of physical improvement over the last two years, ranging from major renovations to less extensive remodeling.

      Enhanced Credit Program.   The Company has enhanced the approval process
for its private label credit cards, whereby those customers with a satisfactory prior credit history can be approved rapidly. In addition, the Company refines its credit standards on an ongoing basis and in June 1995 upgraded minimum credit standards in the Gordon's Division. Private label credit cards are used in approximately 50% of sales and the Company believes that its private label credit cards increase sales, build customer loyalty and assist in providing a customer database for direct marketing efforts.

      These initiatives have contributed to significant improvements in operating results. Average sales per store increased to $855,700 for the year ended July 31, 1995 from $738,300 for the year ended July 31, 1994, and increased to $551,700 for the six months ended January 31, 1996 from $513,700 for the six months ended January 31, 1995. Comparable store sales increased by 12.8% for the year ended July 31, 1995 as compared to the year ended July 31, 1994, and increased by 7.1% for the six months ended January 31, 1996 as compared to the six months ended January 31, 1995.

      In addition, selling, general and administrative expenses as a percentage of sales decreased to 41.9% for the year ended July 31, 1995 from 43.7% for the year ended July 31, 1994, and decreased to 36.5% for the six months ended January 31, 1996 from 38.5% for the six months ended January 31, 1995. Operating margin, excluding unusual items, increased to 7.5% for the year ended July 31, 1995 from 6.8% for the year ended July 31, 1994, and to 12.6% for the six months ended January 31, 1996 from 11.7% for the comparable prior-year period. (The six-month periods ended January 31 include the Christmas selling season. See "Risk Factors -Variability of Quarterly Results and Seasonality".)

      Now that the Company has refocused its operating strategy, management believes that further improvements in operating performance and growth can be achieved through a number of additional initiatives under consideration, including those set forth below.

      Further Improve Store Productivity. Management believes that store productivity and profitability at all divisions can be further improved. The Zales and Gordon's Divisions together had average sales per store of approximately $790,000 for the fiscal year ended July 31, 1995, which, based on publicly available data, is still below the industry average of slightly more than $1 million for comparable jewelry retailers. The Company believes it can continue to increase store productivity and profitability by: (1) expanding key item assortments to include more "better" and "best" classifications; (2) tailoring its merchandise assortments to specific store locations in the Gordon's and Guild Divisions; (3) fully implementing the back-to-basics retailing strategy at the Guild Division, where the strategy was introduced approximately one year later than at the Zales and Gordon's Divisions; (4) relocating certain existing stores to more attractive sites within the malls where they are currently located; (5) increasing advertising during non-traditional gift-giving times and widening market coverage; (6) improving store personnel hiring and retention and continuing to invest in focused training of management and store personnel; (7) better utilizing customer buying information gathered from its proprietary customer databases to tailor merchandising and marketing; and (8) enhancing information systems to enable buyers to interpret data more easily and make decisions more quickly.

      Increase and Enhance Store Base. Over the next three years, the Company plans to increase the number of stores in the Zales Division from 568 at January 31, 1996 to approximately 750, an increase of 15% in the Company's total store base. One of the objectives of the Company's expansion strategy for the Zales Division is to add Zales stores in parts of the country where the Division is currently underrepresented. The Company has identified malls for this planned expansion which satisfy Zales' real estate criteria. In the Gordon's Division, the Company plans to add a small number of stores to increase concentration within that Division's targeted regional markets. In the Guild Division, the Company intends to open a small number of additional stores under the Bailey, Banks & Biddle name. The Company plans to reposition some of the Guild Division's stores in more desirable locations in upscale malls to capitalize on the current strength of the luxury retailing sector and to take advantage of the upscale image projected by the Bailey, Banks & Biddle name. See "Risk Factors -- Expansion Programs".

      The Company believes that as opportunities arise acquisitions may be used as part of its expansion strategy to increase penetration in a particular market. For example, in January 1996 the Company acquired Karten's Jewelers, a 20- store chain, which immediately increased the Company's presence in the New England market. The Company plans to operate these stores under the Zales name.

      Utilize Alternative Distribution Channels. Under its "direct fulfillment" program, the Company is seeking to capitalize on the Zales name and national reputation by experimenting with a series of direct marketing strategies to complement its store-based operations. The Zales Division tested a program in the fall of 1995 in which a 1-800 number and order forms were placed in a sampling of the Division's newspaper and direct marketing inserts. The Company also began testing home shopping during the 1995 Christmas season by including a 1-800 number in some of the Zales Division's television advertising. These programs will be expanded on a selective basis during the 1996 holiday shopping season. In addition, the Company is experimenting with marketing over the Internet.

      Leverage Costs. As increases in store productivity, an expanding store base and new distribution channels increase sales, the Company expects to be able to leverage its expenses, such as administrative, general corporate, and advertising expenses, resulting in higher operating profit margins.

      Explore Freestanding Store Concept. The Company, through the Zales Division, plans to test the concept of freestanding stores located in or near power strip centers with heavy customer traffic. It is expected that these stores would be larger in size, 3,000 to 4,000 square feet (versus 1,400 square feet in mall stores), with a much broader and deeper selection of merchandise. If this test is successful, the Company may expand the freestanding store program. However, there is no assurance that the Company will implement the freestanding store program, and any pursuit of this program will follow substantial completion of the mall-based expansion program.

ZALES DIVISION

      The Zales Division is positioned as the Company's national flagship and is a leading brand name in jewelry retailing in the United States. At January 31, 1996, the Zales Division had 568 mall-based stores in 49 states and Puerto Rico. Average store size is approximately 1,400 square feet and the average purchase is $241. Zales accounted for 42% of the Company's sales in fiscal 1995.

      Zales customers represent a cross-section of mainstream America. The product focus of the Zales Division is on bridal, diamond and gold jewelry. Bridal merchandise, including gold wedding bands, diamond bridal sets, diamond wedding bands and diamond solitaire rings, accounts for approximately 40% of the Division's sales. The Company maintains strong bridal assortments because it believes that bridal jewelry is often a customer's first major jewelry purchase and is generally considered to be the most important factor in establishing a long-term relationship with the customer. The remaining 60% of store revenues principally comprises fashion jewelry with diamonds and other precious stones, gold fashion jewelry and watches. The Company believes that the prominence of diamond jewelry in the product selection fosters an image of quality and trust among consumers.

      Zales' merchandise selection is generally standardized across the nation. The combination of Zales' national presence and standardized merchandise selection allows it to use television advertising across the nation as its primary advertising medium, supplemented by print and direct mail advertising.

      The Company's back-to-basics retailing strategy was first introduced by the Company in the Zales Division in 1994. The Company believes that it has contributed to the improvement in the operations and results of the Zales Division over the past two years. The following table sets forth total sales, the number of stores and average sales per store for the Zales Division for the periods indicated.

                                        Six Months
                                    Ended January 31,                   Year Ended July 31,
                                 -----------------------    -------------------------------------
                                   1996          1995         1995          1994           1993
                                 --------      --------     --------      --------       --------
 Total sales (in thousands)      $300,617      $257,322     $428,794      $374,849       $370,981
 Average sales per store          541,700       502,600      849,100       716,700        692,100
 Stores opened during period           74 (1)         2            8             2             10
 Stores closed during period            5            16           30             4             43
 Total stores at end of period        568           507          499           521            523


- -----------------

(1) Includes 35 stores transferred from the Gordon's Division effective August 1, 1995 and 20 Karten's stores acquired in January 1996.

GORDON'S DIVISION

      The Company is repositioning Gordon's as a major regional brand focusing on twelve regional markets. At January 31, 1996, the Gordon's Division had 336 stores in 40 states and Puerto Rico, substantially all of which operate under the trade name Gordon's Jewelers. Average store size is 1,300 square feet and the average sale is $239. Gordon's accounted for 26% of the Company's sales in fiscal 1995.

      In fiscal 1995, Gordon's began to operate as a separate business unit with its own management team, which developed a separate buying and merchandising strategy. The Division's merchandising strategy was aimed at distinguishing Gordon's stores from the Zales stores by devoting a portion of store inventory to products that seek to satisfy demand in each particular regional market and by emphasizing a more contemporary look in its product line. A substantial portion of the remaining merchandise sold by stores in the Gordon's Division overlaps the Zales Division product line. Advertising for the Gordon's Division, which uses radio and printed inserts, has been refocused to emphasize key items. The Division plans to shift a portion of its advertising to regional television.

      In addition to a back-to-basics retailing approach similar to that initiated at the Zales Division, including product-oriented merchandising and marketing focused on key items, Gordon's Division management: (1) upgraded and changed product assortments with more distinctive, fashion-oriented merchandise; (2) raised credit approval standards in an effort to improve the quality of the receivables portfolio; (3) reduced the degree of promotional pricing; and (4) improved in-store product displays. In addition, 35 stores which did not fit with the regional strategy of the Gordon's Division were transferred to the Zales Division. The reduction of promotions and implementation of more stringent credit standards slowed the improvement in sales productivity in the Gordon's Division in fiscal 1996 to date. The Company will reach the one-year anniversary of these changes in July 1996.

      The following table sets forth total sales, the number of stores and average sales per store for the Gordon's Division for the periods indicated.

                                        Six Months
                                      Ended January 31,                 Year Ended July 31,
                                ------------------------    -------------------------------------
                                  1996          1995           1995          1994           1993
                                --------      --------       --------      --------       --------
Total sales (in thousands)      $151,937      $160,951       $262,540      $234,974       $221,549
Average sales per store          453,500       435,000        711,500       624,900        580,000
Stores opened during period            9             3              5             4              5
Stores closed during period           40(1)         11             13             6             14
Total stores at end of period        336(2)        367            367           375            377

- -----------------

(1)   Includes 35 stores transferred to the Zales Division effective August 1,
      1995.

(2) Includes 322 stores operating under the name Gordon's and 14 stores operating under the name Daniel's(SM) in Arizona.

GUILD DIVISION

      The Guild Division offers higher-end merchandise, more exclusive designs and a prestigious shopping environment for the upscale customer. At January 31, 1996 the Guild Division operated 119 upscale jewelry stores in 26 states and Guam. The Guild Division has an average sale of $430 and the average store is approximately 2,600 square feet. The Guild Division accounted for 19% of the Company's sales in fiscal 1995. The following table sets forth the Guild Division's trade names and the number of stores operating under each of those names.

        Trade Names               Number of Stores           Trade Names            Number of Stores
        -----------               ---------------            -----------            ----------------
Bailey, Banks & Biddle(R) .             83                 Dobbins(R)  . . .  .            2
Corrigan's(R) . . . . . . .             20                 J. Herbert Hall(R) .            2
Sweeney's(R)  . . . . . . .              5                 Linz(R) . . . . .  .            2
Stifft's(R) . . . . . . . .              3                 Zell Bros(R)  . .  .            2

      The Guild Division's stores carry high quality, classic assortments with only minimal emphasis on merchandise reflecting short-term fashion trends. There is little product overlap with the product line of the Zales and Gordon's Divisions, and management considers the Guild Division's primary product franchise areas to be diamonds, watches, gold and giftware. The Guild Division sells the largest percentage of watches of any of the Company's Divisions (comprising approximately 19% of its sales), is the Company's only Division that sells giftware, and sells a much lower percentage of bridal merchandise than the Zales and Gordon's Divisions. Guild stores also display arrangements of coordinated jewelry designed to stimulate multiple purchases. Advertising at the Guild Division principally consists of catalogs sent to the Division's existing customers and potential customers identified through the use of purchased mailing lists. The Company seeks to enhance direct marketing in the Division using its credit card and customer databases and other purchased data.

      The Company began to employ its back-to-basics retailing strategy and other elements of its strategic refocus in the Guild Division in 1995, the year after their initial introduction at the Zales Division. To date the Company's efforts at the Guild Division have centered on replacing inconsistent operating procedures and buying practices of individual stores with a centrally designed and executed Division-wide approach and on reducing slow-moving inventory.

      The Company believes that these steps have contributed to an improvement in the performance of the Guild Division. The following table sets forth total sales, the number of stores, and average sales per store for the Guild Division for the periods indicated.

                                         Six Months
                                      Ended January 31,                  Year Ended July 31,
                                  -----------------------     ----------------------------------------
                                     1996          1995          1995           1994           1993
                                  ----------     --------     ----------     ----------     ----------
 Total sales (in thousands)       $  124,920     $120,733     $  197,267     $  182,278     $  213,219
 Average sales per store           1,032,400      921,600      1,529,200      1,391,400      1,171,500
 Stores opened during period               0            4              4              4              4
 Stores closed during period               4            5             11              7            103
 Total stores at end of period           119          129            123            130            133

DIAMOND PARK DIVISION

      The Diamond Park Division offers services for retailers that wish to use an outside provider for specialized management and marketing skills in connection with the sale of fine jewelry. At January 31, 1996, the Diamond Park Division operated 186 leased locations in department stores including Dillard's(R) (64 locations), Mercantile(R) (59 locations), The Broadway(R) (41 locations) and Marshall Field's(R) (22 locations) in 24 states. The Company is in the process of closing its Broadway locations as a result of Broadway's sale to Federated Department Stores, Inc. and the resulting conversion of the stores to Macy's, which operates its own jewelry departments. Management believes that the Diamond Park Division's opportunities for growth may be lessened by the current trend of consolidation in the department store industry and a decreasing demand for third-party owned jewelry departments by major department store chains. However, this Division will seek to operate departments in additional regional department stores as appropriate opportunities arise.

      The Diamond Park Division tailors its merchandising concept to that of the host store as opposed to using one standard for all stores. Management considers Diamond Park's primary product franchise areas to be watches, gold and diamond fashion jewelry. Diamond Park coordinates its advertising with that of its host department stores and principally utilizes inserts in four-color direct mail catalogs and newspaper advertising of the host store groups. Diamond Park accounted for 13% of the Company's sales in fiscal 1995.

      The following table sets forth total sales, the number of departments and average sales per department for the Diamond Park Division for the periods indicated.

                                       Six Months
                                    Ended January 31,               Year Ended July 31,
                                  ---------------------     -----------------------------------
                                     1996        1995         1995          1994         1993
                                  --------     --------     --------      --------     --------
 Total sales (in thousands)       $ 83,457     $ 87,667     $138,187      $127,761     $149,595
 Average sales per department      446,300      423,500      701,500       591,500      577,600
 Departments opened during               1           14           18            19            1
 period
 Departments closed during               3           17           35            46           94
 period
 Total departments at end of           186          202          188           205          232
 period

PURCHASING AND INVENTORY

      The Company purchases substantially all of its merchandise in finished form from a network of established suppliers and manufacturers located primarily in the United States, Southeast Asia, Hong Kong and Italy. The Company either purchases merchandise from its vendors or acquires merchandise on consignment. The Company has intentionally shifted its merchandising mix over the last year to reduce the amount of consigned merchandise and increase its investment in owned merchandise. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources". The Company had approximately $71.5 million and $117.1 million of consignment inventory on hand at January 31, 1996 and 1995, respectively. The Company is subject to the risk of fluctuation in prices of diamonds, precious stones and gold. The Company historically has not engaged in any substantial amount of hedging activities with respect to merchandise held in inventory, since the Company has been able to adjust retail prices to reflect significant price fluctuations in the commodities that are used in the merchandise it sells. No assurances, however, can be given that the Company will be able to adjust prices to reflect commodity price fluctuations in the future. The Company is not subject to substantial currency fluctuations because most purchases are dollar denominated. During the years ended July 31, 1995 and March 31, 1994, the Company purchased approximately 29% and 38%, respectively, of its merchandise from its top five vendors.

CREDIT OPERATIONS

      The Company offers and grants credit through its private label credit card program. See "Business -- Strategy". The credit programs help facilitate the sale of merchandise to customers who wish to finance their purchases rather than use cash or available credit limits on their major credit cards. Approximately 52% of the Company's retail sales during the fiscal year ended July 31, 1995 through its Zales, Gordon's and Guild Divisions were generated by credit sales on the private label credit cards. The Company has more than 1.1 million active charge customers who have a good credit history and available credit and more than 1.9 million customer names on file that are not current charge customers. The Company uses many of these customer names in its targeted marketing programs.

      Credit extension, customer service, payment processing and collections for all the accounts are performed at one or more of the Company's servicing centers located in Tempe, Arizona; Clearwater, Florida; Irving, Texas; San Marcos, Texas; San Juan, Puerto Rico; and Guam. The Company has enhanced the approval process for its private label credit card, whereby those customers with a satisfactory prior credit history can be approved rapidly. Flexible payment arrangements, typically twenty-eight to thirty-four months, are extended to credit customers.

      The following table presents certain data concerning sales, credit sales and accounts receivable for the past two fiscal years and for the six months ended January 31, 1996 and 1995 (1):

                                                     AS AT OR FOR THE             AS AT OR FOR THE FISCAL
                                               SIX MONTHS ENDED JANUARY 31,          YEAR ENDED JULY 31,
                                               ----------------------------       -----------------------
                                                   1996           1995              1995           1994
                                                  ------         ------            ------         ------
 Net sales (thousands)                          $ 577,240       $ 539,006        $ 888,601      $ 792,101
 Net credit sales (thousands)                     283,663         274,910          458,664        413,305
 Accounts receivable (thousands)                  497,536         493,566          436,336        437,936
 Credit sales as a percentage of net sales          49.1%           51.0%            51.6%          52.2%
 Average number of active customer accounts           657             679              690            729
    (thousands)
 Average balance per customer account                $686            $674             $668           $645
 Average monthly collection percentage               9.0%            8.9%             9.1%           8.8%
 Bad debt expense as a percentage of credit          9.8%            8.2%             9.1%           8.7%
 sales
 Bad debt expense as a percentage of net             4.8%            4.2%             4.7%           4.6%
 sales

- ------------------

(1) The table excludes the Diamond Park Division which does not have a proprietary credit plan.


      Credit sales have decreased as a percentage of total sales, in part because of an upgrading in minimum credit standards at the Gordon's Division and increased competition from issuers of major credit cards. However, bad debt expense as a percentage of credit sales and net sales increased in fiscal 1995 compared to fiscal 1994 and in the six months ended January 31, 1996 compared to the six months ended January 31, 1995. The Company believes that these increases have resulted from general economic conditions and previous credit policies at the Gordon's Division and that its new credit policies should contribute to an improvement in the receivables portfolio.

      The Company has three subsidiaries which provide various types of insurance coverage, typically marketed to the Company's private label credit card customers. These subsidiaries are the insurers (either through direct written or reinsurance contracts) of the Company's customer credit insurance coverages. In addition to providing replacement property coverage for certain perils, such as theft, credit insurance coverage provides protection to the creditor and cardholder for losses associated with the disability, involuntary unemployment or death of the cardholder. Credit insurance operations are dependent on the Company's retail sales on its private label credit cards and are not significant on a stand-alone basis.

COMPETITION

      The jewelry retailing industry is highly competitive. The industry is fragmented, and the Company competes with a large number of independent regional and local jewelry retailers, as well as national jewelry chains. The Company must also compete with other types of retailers who sell jewelry and gift items, such as department stores, catalog showrooms, discounters, direct mail suppliers and home shopping programs. The Company believes that it is also competing for consumers' discretionary spending dollars. The Company must, therefore, also compete with retailers who offer merchandise other than jewelry or giftware.

      Notwithstanding the national or regional reputation of its competition, the Company believes that it must compete on a mall-by-mall basis with other retailers of jewelry as well as with retailers of other types of discretionary items. Therefore, the Company competes primarily on the basis of reputation for high-quality, store location, distinctive and value-priced merchandise, personal service and its ability to offer private label credit card programs to customers wishing to finance their purchases. The Company's success is also dependent on its ability to react to and create customer demand for specific product lines.

      The Company holds no material patents, licenses (other than its licenses to operate its Diamond Park leased locations), franchises or concessions; however, the established tradenames for stores and products in the Company's Zales, Gordon's and Guild Divisions are important to the Company in maintaining its competitive position in the jewelry retailing industry.

EMPLOYEES

      As of May 29, 1996, the Company had approximately 9,900 employees, of whom 26 are represented by unions. The Company considers its relations with its employees to be good.

PROPERTIES

      The Company occupies a corporate headquarters facility, completed in March 1984 with 430,000 square feet, under a lease extending through September 2008. The facility is located on a 17-acre tract in Las Colinas, a planned business development in Irving, Texas, near the Dallas/Fort Worth International Airport. The Company owns 33 acres of land surrounding the corporate headquarters facility and a 120,000 square foot warehouse in Dallas, Texas.

      The Company also leases four servicing centers located in Clearwater, Florida (30,000 square feet), Tempe, Arizona (24,200 square feet), San Juan, Puerto Rico (2,900 square feet) and Guam (556 square feet) and one national collections center located in San Marcos, Texas (9,000 square feet).

      The Company rents all of its retail spaces, other than the Diamond Park Division leased locations, under leases with terms ranging from five to fifteen years. Most of the store leases provide for the payment of base rentals plus real estate taxes, insurance, common area maintenance fees and merchants association dues, as well as percentage rents based on the stores' gross sales.

      The following table indicates the expiration dates of the current terms of the Company's leases as of May 21, 1996:

                                                                   Diamond
       Term Expires          Zales       Gordon's      Guild        Park                     Percentage
    In Calendar Years       Division     Division    Division     Division      Total         of Total
    -----------------       --------     --------    --------     --------      -----       ------------
 1996                          87           69          14           26           196          16%
 1997                          90           56          19           74           239          20%
 1998                          72           41          16           39           168          14%
 1999                          43           31          16           16           106           9%
 2000 and thereafter          280          139          53           22           494          41%
                             ----         ----        ----         ----        ------         ----
 Total number of leases       572          336         118          177         1,203         100%
                             ====         ====        ====         ====        ======         ====




Management believes substantially all of the stores' leases expiring in 1996 that it wishes to renew will be renewed on terms not materially less favorable to the Company than the terms of the expiring leases.

LITIGATION

      The Company has agreed to indemnify certain parties to litigation settlements entered into by the Company in connection with the Plan of Reorganization against certain cross-claims, similar third-party claims or costs of defending such claims brought against such parties. At May 21, 1996, no material claims had been asserted against the Company for such indemnification.

      The Company is involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth certain information with respect to the directors and executive officers of the Company.

Name                       Age    Position
- ----------------------     ---    -------------------------------------------------------------------------------
Robert J. DiNicola  . .    48     Chairman of the Board, Chief Executive Officer and Director
Merrill J. Wertheimer .    56     Executive Vice President - Finance and Administration
Max A. Brown  . . . . .    67     Senior Vice President and President, Diamond Park Division
Mary L. Forte . . . . .    45     Senior Vice President and President, Gordon's Division
Sue E. Gove . . . . . .    37     Senior Vice President, Corporate Planning and Analysis
Gregory Humenesky . . .    44     Senior Vice President, Human Resources
Paul D. Kanneman  . . .    38     Senior Vice President and Chief Information Officer
Paul G. Leonard . . . .    41     Senior Vice President and President, Guild Division
Ervin G. Polze  . . . .    44     Senior Vice President, Operations
Beryl B. Raff . . . . .    45     Senior Vice President and President, Zales Division
Alan P. Shor  . . . . .    37     Senior Vice President, General Counsel and Secretary
Thomas E. Whiddon . . .    43     Senior Vice President and Chief Financial Officer
Glen Adams  . . . . . .    57     Director
Peter P. Copses . . . .    37     Director
Frank E. Grzelecki  . .    58     Director
Richard C. Marcus . . .    57     Director
Andrew H. Tisch . . . .    46     Director


         The following is a brief description of the business experience of the directors and executive officers of the Company for at least the past five years.

         Mr. Robert J. DiNicola has served as Chairman of the Board, Chief Executive Officer and a director of the Company since April 18, 1994. For the three years prior to joining the Company, Mr. DiNicola was a senior executive officer of The Bon Marche Division of Federated Department Stores, Inc., having served as Chairman and Chief Executive Officer of that Division from 1992 to 1994 and as its President and Chief Operating Officer from 1991 to 1992. From 1989 to 1991, Mr. DiNicola was a Senior Vice President of Rich's Department Store Division of Federated. For seventeen years, prior to joining the Federated organization, Mr. DiNicola was associated with Macy's, where he held various executive, management and merchandising positions, except for a one-year period while he held a division officer position with May Co.

         Mr. Merrill J. Wertheimer was appointed Executive Vice President - Finance and Administration on January 27, 1995. From June 1991 through January 1995, he served as Senior Vice President and Controller of the Company. From February 1990 to May 1991, Mr. Wertheimer served as President and Chief Executive Officer of Henry Silverman Jewelers. Mr. Wertheimer served as Senior Vice President of the Company from September 1987 to October 1989 and also served as Chief Financial Officer of the Company from March 1987 to October 1989.

         Mr. Max A. Brown has been President of the Company's Diamond Park Division since January 11, 1993. From July 1989 to January 1993, Mr. Brown was Vice President and General Manager of the Diamond Park Division. Prior to 1989, he served as the Director of Stores for the Diamond Park Division.

         Ms. Mary L. Forte joined the Company on July 18, 1994 as President of the Gordon's Division. From January 1994 to July 1994, Ms. Forte served as Senior Vice President of QVC - Home Shopping Network. From July 1991 through January 1994, Ms. Forte served as Senior Vice President of the Bon Marche', Home Division. From July 1989 to July 1991, Ms. Forte was Vice President of Rich's Department Store, Housewares Division. In addition to the above, Ms. Forte has an additional thirteen years of retailing and merchandising experience with Macy's, The May Company and Federated Department stores.

         Ms. Sue E. Gove was appointed Senior Vice President, Corporate Planning and Analysis on January 17, 1996. From February 1989 through January 1996, she served as Vice President, Corporate Planning and Analysis. Ms. Gove joined the Company in 1980 and served in numerous assignments until her appointment to Vice President in 1989.

         Mr. Gregory Humenesky was appointed Senior Vice President, Human Resources on April 15, 1996. From January 1995 to April 1996 he held the position of Vice President, Personnel Development and Staffing for the Company. For eight years prior to joining the Company, Mr. Humenesky was Senior Vice President, Human Resources for Macy's West. From June 1973 to February 1987, Mr. Humenesky held senior level Human Resources positions within the Macy organization.

         Mr. Paul D. Kanneman joined the Company on November 14, 1994 as Chief Information Officer. From July 1993 to November 1994, Mr. Kanneman was an Associate Partner with Andersen Consulting LLP. Mr. Kanneman was a Principal from August 1991 to July 1993, and a Senior Associate from August 1989 to July 1991 with Booz, Allen & Hamilton, Inc.

         Mr. Paul G. Leonard was appointed President of the Company's Fine Jewelers Guild Division on January 27, 1995. From October 1994 to January 1995, Mr. Leonard served as President of Corporate Merchandising for the Company. For three years prior to joining the Company, Mr. Leonard held positions as General Manager of Jewelry and then Senior Vice President of Soft Lines for Ames Department Store. Prior to that, Mr. Leonard was a Merchandise Vice President with The May Company. Mr. Leonard has more than twenty years of retailing and merchandising experience with an emphasis in jewelry.

         Mr. Ervin G. Polze was appointed Senior Vice President, Operations on January 17, 1996. From February 1995 through January 1996, he served as Vice President, Operations. He held the position of Vice President, Controller from March 1988 through February 1995. Mr. Polze joined the Company in January 1983 and served in several assignments until his appointment to Vice President in March 1988.

         Ms. Beryl B. Raff joined the Company on November 21, 1994 as President of the Zales Division. From March 1991 through October 1994, Ms. Raff served as Senior Vice President of Macy's East with responsibilities for its jewelry business in a twelve-state region. From April 1988 to March 1991, Ms. Raff served as Group Vice President of Macy's South/Bullocks. Prior to 1988, Ms. Raff has seventeen years of retailing and merchandising experience with the Emporium and Macy's department stores.

         Mr. Alan P. Shor joined the Company on June 5, 1995 as Senior Vice President, General Counsel and Secretary. For two years prior to joining the Company, Mr. Shor was the managing partner of the Washington, D.C. office of the Troutman Sanders law firm, whose principal office is based in Atlanta, Georgia. Mr. Shor, a member of Troutman Sanders since 1983, was a partner of the firm from 1990 to 1995.

         Mr. Thomas E. Whiddon was appointed Senior Vice President and Chief Financial Officer on August 28, 1995. From April 1994 through August 1995, he served as Senior Vice President and Treasurer of the Company. From September 1988 to April 1994, Mr. Whiddon served as Vice President and Treasurer of Eckerd Corporation. Prior to becoming Treasurer, Mr. Whiddon served as Vice President and Assistant Treasurer of Eckerd Corporation from April 1986 to August 1988.

         Mr. Glen Adams has served as a director of the Company since July 21, 1993. From 1990 to the present, Mr. Adams has served as Chairman, President and Chief Executive Officer of Southmark Corporation in Dallas, Texas. From 1986 to 1989, he served as Chairman, President and Chief Executive Officer of The Great Western Sugar Company. In addition to Southmark Corporation, Mr. Adams is also a director of U.S. Home Corporation.

         Mr. Peter P. Copses has served as a director of the Company since September 9, 1993. Since 1990, Mr. Copses has been an officer of Apollo Capital Management, Inc., the general partner of Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds. AIF II, L.P. is the general partner of the Selling Shareholder. Mr. Copses is a director of Family Restaurants Inc., Dominick's Finer Foods, Inc., Food 4 Less Holdings, Inc., and Forum Group, Inc.

         Mr. Frank E. Grzelecki has served as a director of the Company since July 21, 1993. Since 1988, Mr. Grzelecki has served in several capacities with Handy & Harman, including outside director and consultant from 1988 to 1989, Vice Chairman of the Board from 1989 to 1992, and President, Chief Operating Officer and director from 1992 to the present. In addition to Handy & Harman, Mr. Grzelecki currently serves as a director of Chartwell Re Corporation.

         Mr. Richard C. Marcus has served as a director of the Company since July 21, 1993. Mr. Marcus is a principal of InterSolve Group, Inc., a management services firm he co-founded in 1991. Since September 1994, Mr. Marcus has served in several capacities with Plaid Clothing Group, including as an outside director from September to November 1994, Chief Executive Officer and director from December 1994 through September 1995, and is presently an outside director. From 1988 to 1991, Mr. Marcus was a private investor and consultant for companies serving the retail industry. From 1979 to 1988, he served as Chairman and Chief Executive Officer of Neiman Marcus in Dallas, Texas.

         Mr. Andrew H. Tisch has served as a director of the Company since July 21, 1993. Mr. Tisch has been Chairman of the Management Committee of Loews Corporation since June 1995 and a member of that committee since October 1994. Mr. Tisch also served as Chairman of the Board and Chief Executive Officer of Lorillard, Inc. from 1989 to June 1995. From 1980 to 1989, he served as President of Bulova Corporation. From 1985 to 1989, Mr. Tisch served as a director of Gordon Jewelry Corporation prior to its acquisition by the Company. Mr. Tisch currently serves as a director of Loews Corporation, Bulova Corporation and Vegan Development Company.

                              SELLING SHAREHOLDER

         This Prospectus relates to 7,126,000 shares of Common Stock, of which 4,875,854 (13.9% of the outstanding Common Stock before the offering) are being offered by Apollo Jewelry Partners, L.P. (the "Selling Shareholder").
Following completion of the offering, the Selling Shareholder will not beneficially own any shares of Common Stock. Mr. Peter P. Copses, a director of the Company, is an officer of Apollo Capital Management, Inc., the general partner of Apollo Advisors, L.P., the managing general partner of AIF II LP, which is the sole general partner of the Selling Shareholder.

         The Selling Shareholder has agreed to pay up to $275,000 of expenses of the offering incurred by the Company (other than underwriting discounts and commissions), with any excess being paid 50% by the Selling Shareholder and 50% by the Company. The Selling Shareholder and the Company have each agreed to indemnify the other against certain liabilities which may arise from the offering.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholder have each agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Salomon Brothers Inc, McDonald & Company Securities, Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholder the number of shares of Common Stock set forth opposite its name below:

                    UNDERWRITERS                              NUMBER OF SHARES
                    ------------                              ----------------
 Salomon Brothers Inc  . . . . . . . . . . . . .
 McDonald & Company Securities, Inc. . . . . . .
 PaineWebber Incorporated  . . . . . . . . . . .
                                                                 ---------
          Total  . . . . . . . . . . . . . . . .                 7,126,000
                                                                 =========

         In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the above-listed shares of Common Stock offered hereby if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company and the Selling Shareholder have each been advised by the Representatives that the several Underwriters propose initially to offer such shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price, less a concession not in excess of $________ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $________ per share to other dealers. After the initial public offering, the public offering price and such concession may be changed.

         The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 890,750 additional shares at the same price per share as the initial 7,126,000 shares of Common Stock to be purchased by the Underwriters. The Underwriters may exercise such option only to cover over- allotments in the sale of the shares of Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such Underwriters in the above table bears to the total number of shares of Common Stock initially offered by the Underwriters.

         The Company and certain executive officers of the Company have agreed not to sell, or otherwise dispose of, any shares of Common Stock, or any securities convertible or exchangeable for shares of Common Stock, except the shares of Common Stock offered hereby, for a period of 90 days from the date of the Underwriting Agreement without the prior written consent of the Representatives, (provided, however, the Company may issue and sell shares issuable pursuant to any employee stock option plan, employee stock purchase plan, stock ownership plan or dividend reinvestment plan in effect on the date the Underwriting Agreement is executed and may issue shares issuable upon the conversion of securities or the exercise of warrants outstanding on the date the Underwriting Agreement is executed).

         The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof. The Company and the Selling Shareholder have each also agreed to indemnify the other against certain such liabilities.

                                 LEGAL MATTERS

         The validity of the Common Stock being offered hereby will be passed upon for the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Selling Shareholder by Morgan, Lewis & Bockius LLP, New York, New York and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

         The consolidated financial statements and schedule of Zale Corporation and subsidiaries included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), as well as such reports, proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.; 500 West Madison Street, Suite 1400, Chicago, Ill.; and 13th Floor, Seven World Trade Center, New York, N.Y. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is listed on Nasdaq and the aforementioned material can also be inspected at 1735 K Street, N.W., Washington, D.C. 20006-1506. The Company intends to list its Common Stock on The New York Stock Exchange and in the event of such listing the aforementioned material can also be inspected at its offices at 20 Broad Street, New York, New York 10005.

         The Company has filed a Registration Statement with the Commission in Washington, D.C. with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

         1. The Company's Annual Report on Form 10-K for the year ended July 31, 1995;

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1995 and January 31, 1996;

         3. The description of Common Stock in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act as it may be amended by any amendment or report filed subsequent to the date of this Registration Statement for the purpose of updating such description.

         All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in a subsequently filed document, which is deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to herein under the caption "incorporation of certain documents by reference" which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus. Requests for such copies should be directed to Mr. Alan P. Shor, Senior Vice President, General Counsel & Secretary, Zale Corporation, 901 W. Walnut Hill Lane, Irving, Texas 75038-1003, (214) 580-4000.

                        INDEX TO FINANCIAL STATEMENTS



                                                                       Page
                                                                       ----
Audited Consolidated Financial Statements

     Reports of Independent Public Accountants                         F-2

     Consolidated Statements of Operations for the Years
       Ended July 31, 1995 and 1994, the Four Months
       Ended July 31, 1993 and the Year Ended March 31,
       1993                                                            F-4

     Consolidated Balance Sheets as of July 31, 1995 and 1994          F-5

     Consolidated Statements of Cash Flows for the Years Ended
       July 31, 1995 and 1994, the Four Months Ended July 31,
       1993 and the Year Ended March 31, 1993                          F-6

     Consolidated Statements of Stockholders' Investment for
       the Years Ended July 31, 1995 and 1994, the Four
       Months Ended July 31, 1993 and the Year Ended March 31,
       1993                                                            F-8

     Notes to Consolidated Financial Statements                        F-9


Interim Consolidated Financial Statements (Unaudited)

     Consolidated Statements of Operations for the Three and
       Six Months Ended January 31, 1996 and 1995 (Unaudited)          F-22

     Consolidated Balance Sheets as of January 31, 1996
       (Unaudited) and July 31, 1995 (Audited)                         F-23

     Consolidated Statements of Cash Flows for the Six
       Months Ended January 31, 1996 and 1995 (Unaudited)              F-24

     Notes to Consolidated Financial Statements (Unaudited)            F-26


REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Zale Corporation:

We have audited the accompanying consolidated balance sheets of Zale Corporation (a Delaware corporation) and subsidiaries (subsequent to emergence from bankruptcy - See Notes to Consolidated Financial Statements - "Reorganization and Basis of Presentation" for discussion) as of July 31, 1995 and 1994, and the related consolidated statements of operations, cash flows, and stockholders' investment for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zale Corporation and subsidiaries as of July 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                     Arthur Andersen LLP
Dallas, Texas,
September 12, 1995

To the Stockholders and Board of Directors of Zale Corporation:

We have audited the accompanying consolidated statements of operations, cash flows, and stockholders' investment of Zale Corporation (a Delaware corporation) and subsidiaries for the four month period ended July 31, 1993, and for the year ended March 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Notes to Consolidated Financial Statements - "Reorganization and Basis of Presentation," the Company emerged from bankruptcy on July 30, 1993, and adopted fresh-start reporting as of July 31, 1993. The effects resulting from the adoption of fresh-start reporting and the forgiveness of debt have been reflected in the statement of operations for the four month period ended July 31, 1993. As such, results of operations through July 31, 1993, are not comparable with results of operations subsequent to that date.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Zale Corporation and subsidiaries for the four month period ended July 31, 1993, and for the year ended March 31, 1993, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, on April 1, 1993, the Company changed its method of accounting for post-retirement benefits other than pensions and its method of accounting for income taxes.



                                                     Arthur Andersen LLP
Dallas, Texas,
September 12, 1995

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                      PREDECESSOR
                                                                              ---------------------------
                                                                                  FOUR
                                                YEAR ENDED     YEAR ENDED     MONTHS ENDED     YEAR ENDED
                                                 JULY 31,       JULY 31,        JULY 31,       MARCH 31,
                                                   1995           1994            1993            1993
                                                ----------     ----------     ------------     ----------
Net Sales                                       $1,036,149     $ 920,307      $   244,539      $ 980,832
Cost of Sales                                      524,010       460,060          127,484        534,420
Selling, General and Administrative
    Expenses                                       434,101       401,744          119,786        418,133
Depreciation and Amortization Expense
     (Credit)                                          381        (4,385)           8,973         26,316
Unusual Items -- Provisions for Valuation
     of Assets                                        --            --               --           20,200
Reorganization and Restructure Costs                  --            --             47,879        137,937
Interest Expense, Net                               29,837        28,142            6,623         24,829
                                                ----------     ---------      -----------      ---------

Earnings (Loss) Before Fresh-Start
     Revaluation, Income Taxes,
     Extraordinary Items and Cumulative
     Effect of Accounting Change                    47,820        34,746          (66,206)      (181,003)
Fresh-Start Revaluation                               --            --           (246,236)          --
                                                ----------     ---------      -----------      ---------

Earnings (Loss) Before Income Taxes,
     Extraordinary Items and Cumulative
     Effect of Accounting Change                    47,820        34,746         (312,442)      (181,003)
Income Taxes                                        16,350        11,621             --             --
                                                ----------     ---------      -----------      ---------

Earnings (Loss) Before Extraordinary
     Items and Cumulative Effect of
     Accounting Change                              31,470        23,125         (312,442)      (181,003)
Extraordinary Items:
     Loss on Early Extinguishment of Debt,
          Net of Income Taxes of $(1,045)             --          (1,568)            --             --
     Gain on Debt Discharge, Net of Income
          Taxes of $-0-                               --            --          1,118,587           --
Cumulative Effect of Accounting Change:
     Postretirement Benefits, Net of Income
         Taxes of $-0-                                --            --            (14,754)          --
                                                ----------     ---------      -----------      ---------
Net Earnings (Loss)                             $   31,470     $  21,557      $   791,391      $(181,003)
                                                ==========     =========      ===========      =========
Earnings Per Common Share (1):
    Primary:
         Earnings Before Extraordinary Item     $     0.88     $    0.66
         Extraordinary Item                           --           (0.04)
                                                ----------     ---------
         Net Earnings                           $     0.88     $    0.62
                                                ==========     =========
     Assuming full dilution:
         Earnings Before Extraordinary Item     $     0.86     $    0.66
         Extraordinary Item                           --           (0.04)
                                                ----------     ---------
         Net Earnings                           $     0.86     $    0.62
                                                ==========     =========

Weighted Average Number of Common
    Shares Outstanding (1):
         Primary                                    35,849        34,965
         Assuming full dilution                     36,565        34,965



(1) Earnings (loss) per share is not presented in the four months ended July 31, 1993 or the year ended March 31, 1993 because such presentation would not be meaningful. The shares of the Predecessor, which were not publicly traded, were cancelled under the plan of reorganization and the new shares were not issued until the Effective Date.




              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                   JULY 31,               JULY 31,
                                                                     1995                   1994
                                                                  ----------             ----------
ASSETS
Current Assets:
  Cash and Cash Equivalents                                       $  154,905             $  153,700
  Customer Receivables, Net                                          396,380                397,886
  Merchandise Inventories                                            375,413                401,034
  Other Current Assets                                                23,859                 21,474
                                                                  ----------             ----------
Total Current Assets                                                 950,557                974,094

Property and Equipment, Net                                           71,487                 37,211
Other Assets                                                          39,864                 39,342
Deferred Tax Asset, Net                                               48,800                 62,000
                                                                  ----------             ----------
Total Assets                                                      $1,110,708             $1,112,647
                                                                  ==========             ==========

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current Portion of Long-term Debt                               $    2,907             $    3,897
  Accounts Payable and Accrued  Liabilities                          117,048                144,981
  Deferred Tax Liability, Net                                         48,800                 62,000
                                                                  ----------             ----------
Total Current Liabilities                                            168,755                210,878

Non-current Liabilities                                               32,670                 32,873
Long-term Debt                                                       440,717                443,581
Excess of Revalued Net Assets Over Stockholders'
  Investment, Net                                                     76,676                 82,575
Commitments and Contingencies

Stockholders' Investment:
  Preferred Stock                                                        ---                    ---
  Common Stock                                                           350                    350
  Additional Paid-In Capital (Includes Stock Warrants)               337,534                321,159
  Unrealized Gains (Losses) on Securities                                979                   (326)
  Accumulated Earnings                                                53,027                 21,557
                                                                  ----------             ----------
Total Stockholders' Investment                                       391,890                342,740
                                                                  ----------             ----------
Total Liabilities and Stockholders' Investment                    $1,110,708             $1,112,647
                                                                  ==========             ==========



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)


                                                                                PREDECESSOR
                                                                        ---------------------------
                                                                            FOUR
                                           YEAR ENDED    YEAR ENDED     MONTHS ENDED     YEAR ENDED
                                            JULY 31,      JULY 31,        JULY 31,       MARCH 31,
                                              1995          1994            1993            1993
                                           ----------    ----------     ------------     ----------
NET CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net earnings (loss)                      $ 31,470      $ 21,557       $   791,391      $(181,003)
  Non cash expenses, gains and losses:
    Depreciation and amortization
      expense (credit)                        1,498        (4,186)            8,973         26,316
    Increase in inventory
      restructure reserve                      --            --                --           42,988
    Unusual items - provisions for
      valuation of assets                      --            --                --           20,200
    Reorganization and restructure
      costs, net of cash payments              --            --              42,373         86,925
    Utilization of pre-emergence net
      operating loss                         16,204        10,439              --             --
    Cumulative effect of change in
      accounting for postretirement
      benefits                                 --            --              14,754           --
      Fresh-start revaluation charge           --            --             246,236           --
      Extraordinary gain on debt
        discharge                              --            --          (1,118,587)          --
  Other adjustments to reconcile net
    earnings (loss) to net cash
    provided by operating
    activities:
    (Increase) decrease in:
      Customer receivables, net               1,506        27,214            37,216         75,927
      Merchandise inventories                25,621       (19,609)           10,248         10,983
      Other current assets                   (2,385)        8,148             3,888         40,876
      Other assets                              (55)        6,360            (2,325)        (2,210)
    Increase (decrease) in:
      Accounts payable and accrued
        liabilities                         (27,752)      (40,666)           (8,284)        30,404
      Non-current liabilities                  (203)        4,885              (191)          (790)
      Obligations subject to
        settlement under reorgani-
        zation proceedings                     --            --              (2,396)       (28,111)
                                           --------      --------       -----------      ---------
Net Cash Provided by  Operating
  Activities                                 45,904        14,142            23,296        122,505
                                           --------      --------       -----------      ---------

NET CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Additions to property and
    equipment                               (42,295)      (27,838)           (7,346)       (10,177)
  Dispositions of property and
    equipment                                 1,987            63               814            963
  Other                                        (205)          103             1,005          1,014
                                           --------      --------       -----------      ---------
Net Cash Used in Investing
  Activities                                (40,513)      (27,672)           (5,527)        (8,200)
                                           --------      --------       -----------      ---------



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

                                                                                PREDECESSOR
                                                                        ---------------------------
                                                                            FOUR
                                           YEAR ENDED    YEAR ENDED     MONTHS ENDED     YEAR ENDED
                                            JULY 31,      JULY 31,        JULY 31,       MARCH 31,
                                              1995          1994            1993            1993
                                           ----------    ----------     ------------     ----------
NET CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Payments on long-term debt               $  (3,896)     $  (3,630)     $  (1,410)     $  (4,212)
  Borrowings under accounts
    receivable securitization facility          --          380,551           --             --
  Borrowings (repayments) of
    prior accounts receivable
    securitization facility                     --         (284,700)          --          284,522
  Payment of prepayment penalty on
    early extinguishment of debt                --           (2,613)          --             --
  Repurchase of Zale and Gordon
    customer receivables                        --             --             --         (414,053)
  Redemption of marketable
    security collateral for Private
    Label Credit Card Program                   --             --             --           97,600
  Debt issue and capitalized
    financing costs                             (461)        (5,400)        (4,565)          (625)
  Cash distributions at date of
    plan consummation                           --             --          (54,989)          --
  Proceeds from exercise of
    stock options and warrants                   171           --             --             --
    Other                                       --             (243)           (27)        (1,069)
                                           ---------      ---------      ---------      ---------

Net Cash Provided by (Used in)
  Financing Activities                        (4,186)        83,965        (60,991)       (37,837)
                                           ---------      ---------      ---------      ---------
Net Increase (Decrease) in Cash
  and Cash Equivalents                         1,205         70,435        (43,222)        76,468
Cash and Cash Equivalents at
  Beginning of Period                        153,700         83,265        126,487         50,019
                                           ---------      ---------      ---------      ---------
Cash and Cash Equivalents at
  End of Period                            $ 154,905      $ 153,700      $  83,265      $ 126,487
                                           =========      =========      =========      =========

Supplemental cash flow information:
  Interest paid                            $  36,443      $  27,278      $   9,408      $  27,257
  Interest received                        $   7,641      $   1,724      $   1,536      $   3,577
  Income taxes paid (net of refunds
    received)                              $     568      $     470      $     368      $    (333)
Restricted cash - at period end
    date                                   $  51,422      $  58,528      $  15,988      $   6,233
Noncash transaction:
  Capital lease obligation incurred
    for acquisition of equipment           $    --        $    --        $  10,265      $    --



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                             (AMOUNTS IN THOUSANDS)



                                       NUMBER OF                ADDITIONAL     UNREALIZED     ACCUMULATED
                                     COMMON SHARES    COMMON     PAID-IN     GAINS (LOSSES)     EARNINGS
                                      OUTSTANDING     STOCK      CAPITAL     ON SECURITIES     (DEFICIT)         TOTAL
                                     -------------    ------    ----------   --------------   -----------      ----------
PREDECESSOR -
  Balance, March 31, 1992                    3         $--      $ 404,127        $  --        $(1,014,515)     $(610,388)
     Net Loss                             --            --           --             --           (181,003)      (181,003)
                                        ------         ----     ---------        -------      -----------      ---------
  Balance, March 31, 1993                    3          --        404,127           --         (1,195,518)      (791,391)
    Net Earnings                          --            --           --             --            791,391        791,391
    Elimination of Former Equity
      Interests in Connection
      with Emergence from
      Bankruptcy                            (3)         --       (404,127)          --            404,127           --
    Issuance of New Equity
      Interests in Connection
      with Emergence from
      Bankruptcy                        34,972          350       310,720           --               --          311,070
                                        ------         ----     ---------        -------      -----------      ---------

POST-EMERGENCE -
  Balance, July 31, 1993
    (Fresh-Start Reporting Date)        34,972          350       310,720           --               --          311,070
    Net Earnings                          --            --           --             --             21,557         21,557
    Utilization of Pre-Emergence
       Net Operating Loss                 --            --         10,439           --               --           10,439
    Treasury Stock Acquired                 (7)         --           --             --               --             --
    Unrealized Holding Period Loss        --            --           --             (326)            --             (326)
                                        ------         ----     ---------        -------      -----------      ---------

  Balance, July 31, 1994                34,965          350       321,159           (326)          21,557        342,740
    Net Earnings                          --            --           --             --             31,470         31,470
    Utilization of Pre-Emergence
       Net Operating Loss                 --            --         16,204           --               --           16,204
    Exercise of Stock Options
       and Warrants                         19          --            171           --               --              171
   Treasury Stock Acquired                  (1)         --           --             --               --             --
   Unrealized Holding Period Gain         --            --           --            1,305             --            1,305
                                        ------         ----     ---------        -------      -----------      ---------

  Balance, July 31, 1995                34,983         $350     $ 337,534        $   979      $    53,027      $ 391,890
                                        ======         ====     =========        =======      ===========      =========






              See Notes to the Consolidated Financial Statements.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REORGANIZATION AND BASIS OF PRESENTATION

         The accompanying Consolidated Financial Statements are those of Zale Corporation and its wholly-owned subsidiaries (the "Company"). The classifications in use at July 31, 1995 have been applied to the financial statements for July 31, 1994, July 31, 1993 and March 31, 1993.

         CHAPTER 11 REORGANIZATION. On July 30, 1993 (the "Effective Date"), Zale Corporation ("Zale") consummated its plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") and emerged from bankruptcy. The Plan terminated the former direct or indirect ownership of the Company by Peoples Jewellers Limited and Swarovski International Holding, A.G. ("Swarovski"). See discussion of Swarovski warrants in the note to the Consolidated Financial Statements "CAPITAL STOCK". On the Effective Date, the Company consolidated substantially all its retail operations into Zale Delaware, Inc. ("ZDel"), which is a wholly-owned subsidiary of Zale. ZDel, in turn, is the parent company for several subsidiaries, including three that are engaged primarily in providing credit insurance to credit customers of the Company. The Plan resulted in the elimination, through merger or liquidation, of seventeen former Zale subsidiaries.

         In connection with the consummation of the Plan, the Company distributed shares of its common stock to various classes of its pre-bankruptcy creditors. The Plan provided for, among other things, cash payments of approximately $55.0 million (including $45.0 million paid in settlement of certain senior and subordinated bondholder claims), the issuance of approximately $60.0 million of secured notes and the distribution of the common stock of reorganized Zale.

         The value of the cash, other assets, new debt and equity securities distributed under the Plan was approximately $1.1 billion less in total value than the allowed claims being settled, and the resulting gain was recorded as an extraordinary item in the Consolidated Statement of Operations for the four month period ended July 31, 1993.

         FRESH-START REPORTING. Pursuant to the guidance provided by the American Institute of Certified Public Accountants in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh-start reporting as of the close of business on July 31, 1993. Fresh-start reporting resulted in a revaluation of the Company's assets and liabilities as of the Effective Date to reflect allocation of the reorganization value based upon the estimated fair market values of those assets and liabilities.

         The resulting charge of $246.2 million from all fresh-start adjustments, including the write-off of most noncurrent assets, is presented as "Fresh-Start Revaluation" in the Consolidated Statement of Operations for the four month period ended July 31, 1993.

         In accordance with fresh-start reporting guidelines, certain noncurrent assets were reduced to zero because the fair value of the Company's assets exceeded the fair value of its liability and stockholders' investment. After reducing the value of certain noncurrent assets to zero, the excess of the fair value of the remaining assets over the fair value of liabilities and stockholders' investment was recorded as a deferred credit, "Excess of Revalued Net Assets Over Stockholders' Investment". This balance is being amortized over 15 years.

         In connection with the adoption of fresh-start reporting, the Company adopted Statement of Financial Accounting Standards ("SFAS"), No. 109, "Accounting for Income Taxes", which had no impact on the statement of operations. See the note to the Consolidated Financial Statements "INCOME TAXES" for further discussion.

         As a result of fresh-start reporting being used to reflect the fair values of assets, liabilities and stockholders' investment of the reorganized Company at July 31, 1993, the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Statements of Stockholders' Investment for the fiscal years ended July 31, 1995 and 1994, are not comparable in certain material respects to such predecessor statements for any prior periods. The Consolidated Financial Statements for the periods after July 31, 1993, are those of the reorganized entity.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         THE COMPANY'S BUSINESS consists principally of the retail sale of fine jewelry merchandise.

         CONSOLIDATED FINANCIAL STATEMENTS include all subsidiaries including ZDel and Zale Funding Trust ("ZFT"), a limited purpose Delaware business trust, wholly-owned by ZDel and formed in July 1994 to finance customer accounts receivable, and the Company's insurance subsidiaries. All significant intercompany transactions have been eliminated.

         CASH AND CASH EQUIVALENTS includes cash on hand, deposits in banks and short-term marketable securities at varying interest rates with maturities of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments. At July 31, 1995, $51.4 million was restricted of which $50.8 million was restricted based on collateral requirements under the Receivables Securitization Facility.

         CUSTOMER RECEIVABLES are classified as current assets, including amounts which are due after one year, in accordance with industry practices. The allowance for doubtful accounts was $42.6 million and $42.7 million at July 31, 1995 and 1994, respectively. Finance charge income of $79.3 million and $82.4 million for the years ended July 31, 1995 and 1994, respectively, $29.2 million for the four months ended July 31, 1993 and $92.1 million for the year ended March 31, 1993 has been reflected as a reduction of Selling, General and Administrative Expenses.

         MERCHANDISE INVENTORIES are stated at the lower of cost or market, which is determined primarily in accordance with the retail inventory method. Substantially all inventories represent finished goods which are valued using the last-in, first-out ("LIFO") method. Since July 31, 1993 the Company has employed a methodology which provides better inventory turnover and profitability information in order to identify and determine the appropriate merchandising action for problem merchandise on a more timely basis and ensure that such inventory is valued at the lower of cost or market.

         DEPRECIATION AND AMORTIZATION are computed using the straight-line method over the estimated useful lives of the assets or remaining lease life. Estimated useful lives of the assets range from three to forty years. Original cost and related accumulated depreciation or amortization are removed from the accounts in the year assets become retired. Gains or losses on dispositions of property and equipment are included in operations in the year of disposal. Computer software costs related to the development of major systems are capitalized as incurred and are amortized over their useful lives.

         EXCESS OF REVALUED NET ASSETS OVER STOCKHOLDERS' INVESTMENT is being amortized over fifteen years. Amortization was $5.9 million for the years ended July 31, 1995 and 1994. Accumulated amortization was $11.8 million and $5.9 million at July 31, 1995 and 1994, respectively.

         STORE PREOPENING COSTS are charged to results of operations in the period in which the store is opened. Store closing costs are estimated and recognized in the period in which the Company makes the decision that the store will close. Such costs include the present value of estimated future rentals net of anticipated sublease income, loss on retirement of property and equipment and other related occupancy costs.

         ADVERTISING EXPENSES are charged against operations when incurred. Amounts charged against operations were $35.2 million and $36.9 million for the years ended July 31, 1995 and 1994, respectively, $9.6 million for the four months ended July 31, 1993 and $33.3 million for the year ended March 31, 1993. The amounts of prepaid advertising at July 31, 1995 and 1994 are $1.8 million and $0.3 million, respectively.

         YEAR-END CHANGE. On December 13, 1993, the Board of Directors of the Company authorized the change in the Company's fiscal year end to July 31. Such change was effective as of April 1, 1994. The Company's determination to change its fiscal year was based on several considerations. By changing to a July 31 fiscal year end, the Company has established quarterly reporting periods that are more consistent with other companies in the retail industry. Additionally, a July 31 year end coincides with the Company's emergence from bankruptcy proceedings, thereby providing for greater comparability of historical financial data in the future, and, it makes the Company's planning process more effective.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MERCHANDISE INVENTORIES

         The Company uses the last-in, first-out ("LIFO") method of accounting for inventory, which results in a matching of current costs with current revenues. The estimated cost of replacing the Company's inventories exceeds its net LIFO cost by approximately $9.9 million and $7.1 million at July 31, 1995 and 1994, respectively. Inventories on a first-in, first-out ("FIFO") basis were $385.3 million and $408.1 million at July 31, 1995 and 1994, respectively. The Company also maintained consigned inventory at its retail locations of approximately $85.9 million and $111.4 million at July 31, 1995 and 1994, respectively. This consigned inventory and related contingent obligation are not reflected in the Company's financial statements. At the time of sale, the Company records the purchase liability in accounts payable and the related cost of merchandise in Cost of Sales.

         Upon implementation of fresh-start reporting, the LIFO reserve as of July 31, 1993 was eliminated for financial reporting purposes when merchandise inventories were revalued at their fair market value. The Company began reporting, for financial reporting purposes, its LIFO inventories using a new base period starting July 31, 1993.

PROPERTY AND EQUIPMENT

         The Company's property and equipment consists of the following:

                                                                         July 31, 1995     July 31, 1994
                                                                         -------------     -------------
                                                                             (amounts in thousands)
Buildings and Leasehold Improvements                                       $21,357             $ 8,240
Furniture and Fixtures                                                      36,976              14,143
Construction in Progress                                                    10,752               5,361
Property Held for Sale                                                       9,896              10,894
                                                                           -------             -------
                                                                            78,981              38,638
Less: Accumulated Amortization and Depreciation                             (7,494)             (1,427)
                                                                           -------             -------
Total Net Property and Equipment                                           $71,487             $37,211
                                                                           =======             =======

         Property Held for Sale represents land and buildings which are being held for future sale and are not being used in the Company's operations.

ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND NON-CURRENT LIABILITIES

         The Company's accounts payable and accrued liabilities consists of the following:

                                                                       July 31, 1995        July 31, 1994
                                                                       -------------        -------------
                                                                             (amounts in thousands)
Accounts Payable                                                         $ 43,108             $ 66,242
Accrued Payroll                                                            20,690               15,025
Accrued Taxes                                                              14,000               16,010
Other Accruals                                                             39,250               47,704
                                                                         --------             --------
Total Accounts Payable and Accrued Liabilities                           $117,048             $144,981
                                                                         ========             ========

The Company's non-current liabilities consists principally of the accumulated obligation for postretirement benefits under SFAS No. 106.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND NON-CURRENT LIABILITIES (CONTINUED)

         POSTRETIREMENT BENEFITS. The Company provides medical and dental insurance benefits for all eligible retirees and spouses with benefits to the latter continuing after the death of the retiree for a maximum of thirty-six months. Substantially all of the Company's full-time employees, who were hired on or before November 14, 1994, become eligible for those benefits upon reaching age 55 while working for the Company and having ten years of continuous service. The medical and dental benefits are provided under a single plan. The lifetime maximum on medical benefits is $500,000 up to the age of 65 and $50,000 thereafter. These benefits include deductibles, retiree contributions and co-insurance provisions that are assumed to grow with the health care cost trend rate.

         Effective April 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This standard requires that the costs of the postretirement benefits described in the preceding paragraph be recognized in the financial statements over an employee's active working career on an accrual basis. In previous years, the Company recognized the costs on a cash basis.

         The accumulated postretirement benefits obligation ("APBO"), which represents the actuarial present value of benefits attributed to employee service rendered as of July 31, 1995 and 1994 for the unfunded plan, include the following components (amounts in thousands):

                                                                           July 31,             July 31,
                                                                             1995                 1994
                                                                             ----                 ----
         Active Employees Under Retirement Age                             $ 6,574              $ 5,945
         Active Employees Eligible to Retire                                 3,624                3,102
         Current Retirees                                                   10,488                9,825
                                                                           -------              -------
         Accumulated Benefit Obligation                                     20,686               18,872
         Unrecognized Prior Service Cost                                      (406)                  --
         Unrecognized Net Loss                                              (1,607)              (2,276)
                                                                           -------              -------
           Accrued Postretirement Benefit Liability                        $18,673              $16,596
                                                                           =======              =======

         The APBO of approximately $14.8 million was recognized as a cumulative effect of an accounting change at April 1, 1993. In addition to the one-time cumulative effect adjustment, the annual expense relating to postretirement benefits is approximately $2.5 million. The components of such annual expense, which are reflected in Selling, General and Administrative Expenses, are as follows (amounts in thousands):

         Service Cost on benefits earned during the year                              $1,035
         Interest Cost on accumulated benefit obligation                               1,465
         Amortization                                                                     16
                                                                                      ------
         Total                                                                        $2,516
                                                                                      ======

         This represents a $1.4 million increase over the annual expense that would have been recognized under the old accounting method.

         The weighted-average discount rate used in determining the APBO at July 31, 1994 was 8.0 percent. At July 31, 1995, this rate was lowered to 7.75 percent. The weighted-average annual assumed rates of increase in the cost of covered medical and dental benefits at July 31, 1994 are 14.0 percent and 8.75 percent, respectively, and are assumed to decrease gradually to 7.0 percent in the year 2001 and remain at that level thereafter. At July 31, 1995, the initial medical and dental trend rates are 13.0 percent and 8.5 percent, respectively, and are assumed to gradually decrease to 6.0 percent in the year 2003. The effect of a one percent increase in the health care cost trend rate on the APBO and the net periodic expense would be an increase of approximately $1.0 million and $0.2 million, respectively.

CREDIT ARRANGEMENTS

         WORKING CAPITAL FINANCING. On July 30, 1993, ZDel, as borrower, and Zale and certain of ZDel's subsidiaries, as guarantors, entered into a three-year revolving credit and gold consignment agreement (the "Working Capital Facility"). The Working Capital Facility provided for (a) revolving credit loans in an aggregate amount of up to $100.0 million, with a $20.0 million sublimit for letters of credit and (b) loans or advances ("Gold Loans") in an aggregate amount of up to $50.0 million under a gold consignment facility. At July 31, 1995 and 1994, there were no loans outstanding under the Working Capital Facility and no borrowings were made during the current year under this facility. There were approximately $7.3 million and $5.9 million of letters of credit outstanding at July 31, 1995 and 1994, respectively.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CREDIT ARRANGEMENTS (CONTINUED)

         On August 11, 1995, Zale and ZDel (the "Borrowers") entered into a new three-year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. At no time may the total amount of revolving credit loans outstanding exceed a defined borrowing base (based on a fixed percentage of eligible inventory, as defined).

         The Borrowers' obligations under the Revolving Credit Agreement are primarily secured by a first lien on and security interest in all inventory (excluding inventory on consignment).

         The revolving credit loans bear interest at floating rates, currently LIBOR + 2.0 percent or the agent's adjusted base rate + 0.75 percent, at the Borrowers' option, and can be adjusted based on certain future performance levels attained by the Borrowers. The Borrowers incur letter of credit fees and also pay a commitment fee of 3/8 percent per annum on the preceding month's unused Revolving Credit Agreement commitment. The Borrowers may repay the revolving credit loans at any time without penalty.

         The Revolving Credit Agreement contains certain restrictive covenants, which, among other things, keeps within certain limits the Borrowers ability to pay dividends and make other restricted payments, incur additional indebtedness, engage in certain transactions with affiliates, incur liens, make investments and sell assets. The Revolving Credit Agreement also requires the Borrowers to maintain certain financial ratios and specified levels of net worth.

LONG-TERM DEBT

         Long-term debt consists of the following:

                                                               July 31, 1995        July 31, 1994
                                                               -------------        -------------
                                                                     (amounts in thousands)
Receivables Securitization Facility                              $380,593              $380,551
Second Priority Senior Secured Notes                               60,017                60,017
Capital Lease Obligations                                           2,499                 5,922
Other (primarily mortgages)                                           515                   988
                                                                 --------              --------
                                                                  443,624               447,478
Less Current Portion                                               (2,907)               (3,897)
                                                                 --------              --------
                                                                 $440,717              $443,581
                                                                 ========              ========

         Fiscal year scheduled maturities of long-term debt at July 31, 1995 were as follows: 1996 - $2.9 million; 1997 - $-0- million; 1998 - $-0- million; 1999 - $380.6 million; 2000 - $60.0 million; thereafter - $0.1 million; for a total of $443.6 million.

         RECEIVABLES SECURITIZATION FACILITIES.   In November 1992, Diamond
Funding Corp. ("DFC") established an accounts receivable securitization facility (the "DFC Securitization") pursuant to which it issued approximately $284.6 million, net of discount, aggregate principal amount of 6.35 percent Receivables Backed Notes ("DFC Receivables Notes"). The proceeds from the DFC Receivables Notes were used to buy the revolving credit card accounts receivable of ZDel and other Zale affiliates.

         The Company refinanced its DFC Receivables Notes effective July 15, 1994 through a new securitization program discussed below. Upon consummation of the new securitization program, the DFC Receivables Notes were redeemed. The Company was required to pay a special redemption premium in the amount of approximately $2.6 million upon early redemption of the DFC Receivables Notes. This amount, net of an income tax benefit of $1.0 million, has been classified as an extraordinary item on the Consolidated Statement of Operations as of July 31, 1994.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LONG-TERM DEBT (CONTINUED)

         In connection with the refinancing, ZFT established an accounts receivable securitization facility (the "ZFT Securitization"), pursuant to which it issued approximately $380.6 million, net of discount, aggregate principal amount of Receivables Backed Notes ("ZFT Receivables Notes"). The proceeds from the ZFT Receivables Notes were used to buy the revolving credit card accounts receivable of DFC, ZDel and other affiliates. Collections from those receivables are used in part to pay interest on the ZFT Receivables Notes and to purchase daily ZDel's customer accounts receivable. The ZFT Receivables Notes are secured by a lien on all customer accounts receivable and are nonrecourse with regard to Zale and Zdel.

         The ZFT Receivables Notes bear interest at the following rates, payable monthly in arrears (amounts in thousands):

                         Principal                   Rate
                         ---------                   ----
                          $ 37,620      LIBOR + .40%, not to exceed 12.0%
                           294,100      7.325%
                            28,600      7.50%
                            20,440      8.15%
                          --------
                          $380,760
                          ========

         The effective interest rate, including amortization of debt issuance costs, will approximate 7.6 percent based on the current LIBOR rate of 6.0 percent, with a maximum of 8.1 percent.

         Jewelers Financial Services, Inc. (the "Servicer"), a subsidiary of ZDel, is the servicing entity for the collection of the customer accounts receivable and its servicing obligations are guaranteed by ZDel.

         The ZFT Receivables Notes will be subject to redemption at the option of ZFT in whole but not in part, on the Scheduled Redemption Date of July 15, 1999 at a redemption price equal to the outstanding principal amount of the ZFT Receivables Notes together with accrued and unpaid interest thereon at the
applicable interest rates.   If ZFT has not given notice by June 15, 1999 that
it will redeem the ZFT Receivables Notes in full on the scheduled payment date occurring in July 1999, the Servicer will promptly solicit bids for the purchase of all or a portion of the receivables. If the Servicer is unable to sell the receivables for a price such that the proceeds of such sale, together with other available funds, is sufficient to pay in full the outstanding principal amount of the ZFT Receivables Notes and interest thereon to the Scheduled Redemption Date, the ZFT Receivables Notes will remain outstanding and will begin amortizing based on collections of customer accounts receivable beginning in August 1999.

         The ZFT Securitization imposes certain reporting obligations on the Company and limits ZFT's ability, among other things, to grant liens, incur certain indebtedness, or enter into other lines of business. Additionally, under certain conditions as defined, including among other things, failure to pay principal or interest when due, failure to cure a borrowing base deficiency and breach of any covenant that is not cured, the ZFT Securitization is subject to an early amortization whereby the ZFT Receivables Notes may be declared due and payable immediately. The restricted cash balance shown on the Consolidated Statements of Cash Flows as of July 31, 1995 and 1994 primarily represents the restricted cash of ZFT which is based on the relationship between the ZFT Receivables Notes outstanding and gross accounts receivable as of July 31, 1995 and 1994.

         11.0 PERCENT SECOND PRIORITY SENIOR SECURED NOTES DUE 2000. The 11.0 Percent Second Priority Senior Secured Notes due 2000 (the "Notes") were issued by ZDel under an indenture dated as of July 30, 1993 among ZDel, as issuer, Zale, as guarantor and IBJ Schroder Bank & Trust Company, as trustee. At July 31, 1995 and 1994, there was approximately $60.0 million principal amount of Notes outstanding. The Notes were guaranteed by Zale and were secured by second liens on substantially all the assets of Zale and ZDel.

         The terms of the new Revolving Credit Agreement allowed the Company to redeem the Notes on September 11, 1995 utilizing cash on hand. The Notes were optionally redeemable by ZDel at a redemption price equal to 102 percent of their principal amount together with accrued interest to the redemption date. Upon redemption, the Company paid an early redemption premium and other costs associated with the redemption of approximately $1.7 million. An extraordinary item of $1.0 million, net of an income tax benefit of $0.7 million, will be recorded in the first quarter of fiscal year 1996.

         CAPITAL LEASE OBLIGATION. The Company entered into a capital lease effective April 1, 1993 for certain store point-of-sale equipment in the amount of approximately $10.3 million with a borrowing rate of 11.0 percent. The related debt is payable monthly over a three-year period.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LEASE COMMITMENTS

         The Company rents most of its retail space under leases that generally range from five to fifteen years and may contain minimum rent escalations and renewal options for consecutive one-to-five year periods. In addition, the corporate headquarters is leased under a five-year agreement that began on August 1, 1992 after the original lease agreement was rejected in the reorganization process. All existing real estate leases are treated as operating leases. Sublease rental income under noncancellable leases is not material.

         Rent expense, exclusive of lease rejection provisions which are recorded in Reorganization and Restructure Costs in the year ended March 31, 1993, is as follows:

                                                                                     Predecessor
                                                                             --------------------------
                                                                                Four
                                             Year Ended     Year Ended       Months Ended    Year Ended
                                              July 31,       July 31,          July 31,       March 31,
                                                1995           1994              1993           1993
                                                ----           ----              ----           ----
                                                              (amounts in thousands)
Retail Space:
  Minimum Rentals                             $55,645        $52,064           $16,737         $57,145
  Rentals Based on Sales                       28,365         25,346             6,387          29,174
                                              -------        -------           -------
                                               84,010         77,410            23,124          86,319
Equipment and Corporate Headquarters            3,386          3,478             1,374           5,502
                                              -------        -------           -------
Total Rent Expense                            $87,396        $80,888           $24,498         $91,821
                                              =======        =======           =======         =======

         Contingent rentals paid to lessors of certain store facilities are determined principally on the basis of a percentage of sales in excess of contractual limits.

         Future minimum rent commitments as of July 31, 1995, for all noncancellable leases of ongoing operations were as follows: 1996 - $54.3 million; 1997 - $48.2 million; 1998 - $39.4 million; 1999 - $33.2 million; 2000
- - $28.1 million; thereafter - $81.6 million; for a total of $284.8 million.

INTEREST

         Interest expense for the years ended July 31, 1995 and 1994, for the four months ended July 31, 1993 and for the year ended March 31, 1993 was approximately $37.5 million, $30.3 million, $8.0 million and $25.7 million, respectively.

         Interest income for the years ended July 31, 1995 and 1994, for the four months ended July 31, 1993 and for the year ended March 31, 1993 was $7.7 million, $2.1 million, $1.3 million and $0.8 million, respectively.

         Generally, interest expense on prepetition debt did not accrue after the commencement of bankruptcy. If the prepetition debts were secured by property with a value that was greater than the amount of the debt, interest was accrued up to the value of the collateral. For financial statement purposes prior to the Effective Date, the Company accrued interest expense on secured debt. The Company ceased accruing interest expense on its unsecured prepetition debt.

INCOME TAXES

         Effective April 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect. There was no cumulative effect on income taxes related to this change in method of accounting.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INCOME TAXES (CONTINUED)

         Currently, the Company files a consolidated income tax return.
The effective income tax rate varies from the federal statutory rate as follows:

                                                                                     Predecessor
                                                                             --------------------------
                                                                                Four
                                             Year Ended     Year Ended       Months Ended    Year Ended
                                              July 31,       July 31,          July 31,       March 31,
                                                1995           1994              1993           1993
                                                ----           ----              ----           ----
                                                              (amounts in thousands)
Federal Income Tax Expense
 (Benefit) at Statutory Rate                  $16,737         $12,161         $(109,355)       $(61,541)
Amortization of Excess of Revalued
  Net Assets Over Stockholders'
  Investment                                   (2,064)         (2,064)               --              --
State Income Taxes, Net of Federal
  Income Tax Benefit                            1,677           1,524                --              --
Effects of Unused Net Operating
  Loss Carryforwards                               --              --           109,355          61,541
                                              -------         -------         ---------        --------
Total Income Tax Expense                       16,350          11,621                --              --
Tax Benefit on Extraordinary Item                  --          (1,045)               --              --
                                              -------         -------         ---------        --------
Total Income Tax Expense                      $16,350         $10,576         $      --        $     --
                                              =======         =======         =========        ========
Effective Income Tax Rate                       34.2%           32.9%              0.0%            0.0%
                                              =======         =======         =========        ========

         An income tax benefit was not provided in the four month period ended July 31, 1993 or the year ended March 31, 1993 because all operating losses would have to be carried forward to future years and the realization of a tax benefit for those losses was not assured.

         In connection with the adoption of fresh-start reporting, the net book values of substantially all non-current assets existing at the Effective Date were eliminated. As a consequence, SFAS No. 109, in conjunction with SOP 90-7, requires that any tax benefits realized for book purposes after the Effective Date, from the reduction of the valuation allowance existing as of the Effective Date be reported in the future as an addition to additional paid-in capital rather than as a reduction in the tax provision in the Consolidated Statements of Operations. However, the Company will realize the cash benefit from utilization of the tax net operating loss ("NOL") against current and future tax liabilities.

         As of July 31, 1995, the Company has a NOL carryforward (after limitations) of approximately $378 million. A majority of the tax basis NOL carryforward, which will be available to offset future taxable income of the Company, was determined based upon the initial equity valuation of the Company as determined upon the Effective Date. The utilization of this asset is subject to limitations. The most restrictive is the Internal Revenue Code Section 382 annual limitation. Until the Company develops a longer term earnings record, the NOL carryover and other assets are fully reserved to the extent there are no long-term deferred liabilities to offset. The NOL carryforward will begin to expire in fiscal year 2002 but can be utilized through 2009.

         As of July 31, 1995, all years through fiscal year 1988 have been settled with the Internal Revenue Service ("IRS") and all income tax liabilities thereon have been paid. In addition, the IRS did not file any income tax claims in the bankruptcy case; therefore, the Company believes that under the bankruptcy laws any potential income tax liabilities have been discharged through the Effective Date

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INCOME TAXES (CONTINUED)

         Tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at July 31,1995 and 1994 are presented below (amounts in thousands).

                                                             July 31,          July 31,
                                                               1995              1994
                                                               ----              ----
Current Deferred Taxes:
Assets --
  Customer receivables                                      $  17,628        $  17,083
  Accrued liabilities                                          11,883            9,692
  State and local taxes                                         2,194            2,780
  Net operating loss carryforward                               7,601            7,803
  Other                                                            78            1,353
                                                            ---------        ---------
  Total Assets                                                 39,384           38,711
  Less -- Valuation Allowance                                 (28,793)         (26,181)
                                                            ---------        ---------
                                                               10,591           12,530
Liabilities --
  Merchandise inventories, principally due to LIFO
     reserve                                                  (59,391)         (74,530)
                                                            ---------        ---------
   Deferred Current Tax Liability, Net                      $ (48,800)       $ (62,000)
                                                            =========        =========
Non-current Deferred Taxes:
Assets --
     Property and equipment, principally due to fresh-
     start adjustments                                      $  24,997        $  37,250
     Net operating loss carryforward                          139,894          143,512
     Postretirement benefits                                    9,333            6,833
     Other                                                      7,402            4,994
                                                            ---------        ---------
  Total Assets                                                181,626          192,589
  Less -- Valuation Allowance                                (132,641)        (130,330)
                                                            ---------        ---------
                                                               48,985           62,259
Liabilities --
     Other                                                       (185)            (259)
                                                            ---------        ---------
Deferred Non-current Tax Asset, Net                         $  48,800        $  62,000
                                                            =========        =========

  The valuation reserve of approximately $161.4 million and $156.5 million recognizes that, as of July 31, 1995 and 1994, respectively, net deferred tax assets are only realizable to the extent of net deferred tax liabilities.

  The net increase in the valuation allowance from July 31, 1994 to July 31, 1995 was $4.9 million. This amount was comprised of the following (amounts in thousands):

Utilization of pre-emergence net deferred tax assets         $(16,204)
Increase in net deferred tax assets resulting from
    identification of additional temporary differences         21,127
                                                             --------
Net change in valuation allowance account                    $  4,923
                                                             ========

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CAPITAL STOCK

         COMMON STOCK. At July 31, 1995 and 1994, 70,000,000 shares of Common Stock, par value of $0.01 per share, were authorized and 34,983,258 shares and 34,965,481 shares, respectively, were outstanding. The Company held 35,942 and 34,519 treasury shares at July 31, 1995 and 1994, respectively.

         PREFERRED STOCK. At July 31, 1995 and 1994, 5,000,000 shares of Preferred Stock, par value of $0.01, were authorized. None are issued or outstanding.

         WARRANTS. Pursuant to the Plan, Zale had authorized 2,000,000 Series A Warrants to purchase common stock. At July 31, 1995 and 1994, 1,999,550 and 2,000,000 Series A Warrants, respectively, were outstanding. Each Series A Warrant entitles the holder to purchase, for $10.368 per share, one share of Zale common stock (subject to certain anti-dilution adjustments). The Series A Warrants are exercisable on or before July 30, 1998, although their expiration date may be shortened if the market value of Zale's common stock increases to at least 150.0 percent of the warrant exercise price for a specified number of days and less than 5.0 percent of the Series A Warrants originally issued under the Plan are outstanding on the date on which Zale gives the acceleration notice.

         As part of its settlement of certain litigation with Swarovski, Zale issued its Series B Warrants to purchase common stock. Each Series B Warrant entitled the holder to purchase for $10.368 per share, one share of Zale common stock (subject to certain anti-dilution adjustments). The Series B Warrants were presently exercisable and, if not previously exercised, would expire on September 9, 1998, subject to the Company's right to accelerate the expiration date of the Series B Warrants if certain conditions were met. At July 31, 1995, the Series B Warrants issued entitled the holders to purchase an aggregate of 1,852,884 shares of Zale common stock. Zale, at its expense, filed and maintained effective a shelf registration statement covering the resale of the Series B Warrants and the issuance and sale of shares of common stock upon exercise of the Series B Warrants (the "Shelf Registration").

         On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski's rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were cancelled and are no longer outstanding.

         STOCK OPTION PLAN. As of the Effective Date, the Company adopted a stock option plan (the "Stock Option Plan") to enable the Company to attract, retain and motivate officers and key employees by providing for proprietary interest of such individuals in the Company. Options to purchase an aggregate of 3,055,000 shares of Common Stock may be granted under the Stock Option Plan to eligible employees. Options granted under the Stock Option Plan (i) must be granted at an exercise price not less than the fair market value of the shares of Common Stock into which such options are exercisable, (ii) vest over a four-year vesting period and (iii) expire ten years from the date of grant.

         Stock option transactions are summarized as follows:

                                                      Shares                             Grant Price
                                                      ------                             -----------
                                           Fiscal 1995       Fiscal 1994         Fiscal 1995     Fiscal 1994
                                           -----------       -----------         -----------     -----------
Outstanding, beginning of year              1,629,200            --            $ 8.68 -  9.74   $     --
Granted                                       779,000         1,679,100         10.75 - 14.00    8.68 - 9.74
Exercised                                     (18,750)           --              8.87 -  9.74         --
Cancelled                                    (176,525)          (49,900)         8.87 - 13.19           9.74
                                            ---------         ---------        --------------   ------------
Outstanding, end of year                    2,212,925         1,629,200        $ 8.68 - 14.00   $8.68 - 9.74
                                            =========         =========        ==============   ============

         As of July 31, 1995 and 1994, 359,350 and 200, respectively, of options outstanding were exercisable. The remaining options will become exercisable over the next three years based on vesting percentages.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMMITMENTS AND CONTINGENCIES

         JEWEL RECOVERY, L.P. Pursuant to the Plan, Zale assigned certain claims and causes of action and advanced $3.0 million to Jewel Recovery, L.P., a limited partnership ("Jewel Recovery") which was formed upon Zale's emergence from bankruptcy. The sole purpose of Jewel Recovery is to prosecute and settle such assigned claims and causes of action. The general partner of Jewel Recovery is Jewel Recovery, Inc., a subsidiary of the Company. Its limited partners are holders of various prior unsecured claims against Zale.

         There is a possibility that the Company may recover the $3.0 million advance made to Jewel Recovery as well as other amounts related to the finalization of the Chapter 11 claims settlement process. It is likely that these matters will be resolved by the end of the second quarter of fiscal 1996. The Company does not expect these recoveries to be material to its financial position or recurring operations.

          In addition, the Company and ZDel have agreed to indemnify certain parties to litigation settlements entered into by the Company in connection with the Plan against cross-claims, similar third-party claims or costs of defending such claims brought against such parties as a result of litigation instigated by the Company, ZDel or Jewel Recovery. At September 12, 1995, no material claims had been asserted against the Company or ZDel for such indemnification.

         OTHER. The Company is involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.

         The Company has an operations services agreement for management information systems with a third-party servicer. The agreement, which originally began in February 1993, was amended on August 1, 1994 and, requires payments totaling $31.5 million over a thirty-six month term and is paid monthly on a straight-line basis.

PROFIT SHARING PLAN

         At July 31, 1995, the Company maintains The Zale Corporation Savings & Investment Plan. Substantially all employees who are at least age 21 are eligible to participate in the plan. Each employee can contribute from one percent to fifteen percent of their annual salary. Under this plan, the Company will match 50 cents in Zale stock for every dollar an employee contributes up to two percent of annual earnings. In order for an employee to be eligible for the Company match, the employee must have worked at least 1,000 hours during the plan year and be employed on the last day of the plan year.

         An employee is 33.3 percent vested in the Zale stock after one year of service, 66.7 percent vested after two years of service and 100 percent vested after three years of service. As of July 31, 1995 approximately 2,100 employees participated in The Zale Corporation Savings & Investment Plan.

         Also, under this plan, the Company may make a profit sharing contribution at its sole discretion. To be eligible for such discretionary profit sharing contributions, an employee must have at least twelve consecutive months of service, have worked at least 1,000 hours during the plan year and be employed on the last day of the plan year.

         An employee is 20 percent vested in the profit sharing contributions after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. The Company's contribution to the plan was $2.5 million and $2.2 million for fiscal years 1995 and 1994, respectively.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACCOUNTING CHANGES

         Effective April 1, 1994, the Company adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Debt and equity securities are classified as available for sale under SFAS No. 115. The effects of these standards on the consolidated financial position and results of operations are not material.

FINANCIAL INSTRUMENTS

         In fiscal 1993, the Company adopted SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" which extends existing fair value disclosure practices by requiring all entities to disclose the fair value of financial instruments, for which it is practicable to estimate fair value.

         As cash and short-term cash investments, customer receivables, trade payables and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value. The carrying amount of the $380.6 million, net of discount, Receivables Securitization Facility also approximates fair value. The carrying amount of the $60.0 million 11.0 Percent Second Priority Senior Secured Notes which were secured by second liens on substantially all the assets of Zale and ZDel were redeemed on September 11, 1995 for 102 percent of face value. The investments of the Company's insurance subsidiaries, primarily stocks and bonds in the amount of $28.8 million, approximate market value at July 31, 1995 and are reflected in Other Assets on the Consolidated Balance Sheets.

         CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and customer receivables. The Company maintains cash and cash equivalents, short and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located throughout the country. Concentrations of credit risk with respect to customer receivables are limited due to the Company's large number of customers and their dispersion across many regions. As of July 31, 1995 and 1994, the Company had no significant concentrations of credit risk.

RELATED PARTY TRANSACTIONS

         One of the Company's directors serves as a director of a company from which the Company purchased approximately $0.4 million and $0.2 million of jewelry merchandise during fiscal year 1995 and 1994, respectively. The Company believes the terms were equivalent to those of unrelated parties.

REORGANIZATION AND RESTRUCTURE COSTS

         Reorganization and Restructure Costs are shown on a separate line item in the Consolidated Statements of Operations and reflect the costs incurred by the Company in the implementation of its restructuring plan as well as costs related directly to its bankruptcy case. No Reorganization and Restructure Costs, for which the Company had not previously provided, were incurred in the years ended July 31, 1995 and 1994. During January through March 1993, the Company closed approximately 130 under-performing store locations as it continued to focus operations in its most profitable locations. These store closings were primarily in the Company's Guild division. In addition, approximately 45 of the Company's leased locations with one landlord in its Diamond Park division were closed at the end of January 1993 in department stores that no longer carry fine jewelry.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

UNUSUAL ITEMS -- PROVISIONS FOR VALUATION OF ASSETS

         There were no unusual items recognized during the years ended July 31, 1995 and 1994 or the four months ended July 31, 1993. The unusual items recognized during the year ended March 31, 1993 were as follows (amounts in thousands):

Write-off of favorable lease rights and property             $ 4,200
Provision for valuation of customer receivables               12,500
Provision for valuation of diamond held for investment         3,500
                                                             -------
                                                             $20,200
                                                             =======

         The Company determined during the March 31, 1993 year-end closing process that the methodology used to calculate its allowance for doubtful customer receivables, which had been applied consistently since the early 1980's, did not provide a sufficient allowance for doubtful accounts. The $12.5 million shortfall was an accumulation of individual amounts during certain prior years, none of which was material to a specific prior year, and, accordingly, the cumulative effect has been reflected as an unusual item in the year ended March 31, 1993. There was no material effect to the March 31, 1993 operating results.

         Additionally, the Company made provisions to reduce the value of certain non-operating assets, including properties held for sale and a large diamond held for investment, to their estimated net realizable values.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         Unaudited quarterly results of operations for the years ended July 31, 1995 and 1994 were as follows (amounts in thousands except per share data):

                                                                       Fiscal 1995
                                                                For the Three Months Ended
                                                   -----------------------------------------------------
                                                   July 31,     April 30,      January 31,   October 31,
                                                     1995         1995            1995          1994
                                                   -----------------------------------------------------
Net sales                                          $211,400     $192,083        $427,194      $205,472
Gross profit                                        100,708       94,871         214,675       101,885
Net earnings (loss)                                  (3,132)      (3,994)         41,771        (3,175)
Net earnings (loss) per primary common share          (0.09)       (0.11)           1.19         (0.09)


                                                                       Fiscal 1994
                                                                For the Three Months Ended
                                                   -----------------------------------------------------
                                                   July 31,     April 30,      January 31,   October 31,
                                                     1994         1994            1994          1993
                                                   -----------------------------------------------------
Net sales                                          $199,885     $167,078        $368,596      $184,748
Gross profit                                         99,345       85,608         183,439        91,855
Net earnings (loss)                                  (5,380)      (4,458)         37,542        (6,147)
Net earnings (loss) per primary common share          (0.15)       (0.13)           1.07         (0.18)

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                     Three Months Ended             Six Months Ended
                                                         January 31,                   January 31,
                                                 -------------------------      --------------------------
                                                    1996           1995             1996         1995
                                                 ------------   ----------      -------------  -----------
Net Sales                                        $451,962       $427,194        $666,236       $632,666
Cost of Sales                                     226,010        212,519         336,180        316,106
                                                 --------       --------        --------       --------
      Gross Margin                                225,952        214,675         330,056        316,560
Selling, General and
    Administrative Expenses                       144,602        144,020         243,371        243,273
Depreciation and Amortization
    Expense (Credit)                                1,580            (46)          2,655           (550)
Unusual Items - Reorganization Recoveries             ---            ---           4,486            ---
                                                 --------       --------        --------       --------
Operating Earnings                                 79,770         70,701          88,516         73,837

Interest Expense, Net                               8,036          8,130          14,942         15,941
                                                 --------       --------        --------       --------
Earnings Before Income Tax Expense
    and Extraordinary Item                         71,734         62,571          73,574         57,896

Income Tax Expense                                 25,500         20,800          26,153         19,300
                                                 --------       --------        --------       --------
Earnings Before Extraordinary Item                 46,234         41,771          47,421         38,596
Extraordinary Item:
    Loss on Early Extinguishment of Debt,
        Net of Income Tax Benefit of $(603)           ---            ---          (1,096)          ---
                                                 --------       --------        --------       --------
Net Earnings                                     $ 46,234       $ 41,771        $ 46,325       $ 38,596
                                                 ========       ========        ========       ========

Earnings Per Common Share:
    Primary:
         Earnings Before Extraordinary Item      $   1.27      $    1.19        $   1.31       $   1.10
         Extraordinary Item                           ---            ---           (0.03)          ----
                                                 --------      ---------        --------       --------
         Net Earnings                            $   1.27      $    1.19        $   1.28       $   1.10
                                                 ========      =========        ========       ========

    Assuming Full Dilution:
         Earnings Before Extraordinary Item      $   1.27      $    1.19        $   1.31       $   1.10
         Extraordinary Item                           ---            ---           (0.03)           ---
                                                 --------      ----------       --------       --------
         Net Earnings                            $   1.27      $    1.19        $   1.28       $   1.10
                                                 ========      ==========       ========       ========

Weighted Average Number of Common
    Shares Outstanding:
         Primary                                    36,336         34,964          36,320        34,964
         Assuming Full Dilution                     36,314         34,964          36,308        34,964



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)




                                                                       JANUARY 31,             JULY 31,
                                                                          1996                   1995
                                                                      -------------          -------------
                                                                       (UNAUDITED)
ASSETS
Current Assets:
  Cash and Cash Equivalents                                            $    41,373            $   154,905
  Customer Receivables, Net                                                452,855                396,380
  Merchandise Inventories                                                  482,974                375,413
  Other Current Assets                                                      30,989                 23,859
                                                                       -----------            -----------
Total Current Assets                                                     1,008,191                950,557

Property and Equipment, Net                                                 95,054                 71,487
Other Assets                                                                46,994                 39,864
Deferred Tax Asset, Net                                                     48,800                 48,800
                                                                       -----------            -----------
Total Assets                                                           $ 1,199,039            $ 1,110,708
                                                                       ===========            ===========

LIABILITIES AND STOCKHOLDERS'
INVESTMENT
Current Liabilities:
  Current Portion of Long-term Debt                                    $       850            $     2,907
  Notes Payable                                                             45,050                    ---
  Accounts Payable and Accrued Liabilities                                 159,861                117,048
  Deferred Tax Liability, Net                                               48,800                 48,800
                                                                       -----------            -----------
Total Current Liabilities                                                  254,561                168,755

Non-current Liabilities                                                     34,683                 32,670
Long-term Debt                                                             380,713                440,717
Excess of Revalued Net Assets Over
 Stockholders' Investment, Net                                              73,727                 76,676
Commitments and Contingencies

Stockholders' Investment:
  Preferred Stock                                                              ---                    ---
  Common Stock                                                                 350                    350
  Additional Paid-In Capital (Includes
    Stock Warrants)                                                        358,998                337,534
  Unrealized Gains on Securities                                             1,729                    979
  Accumulated Earnings                                                      94,278                 53,027
                                                                       -----------            -----------
Total Stockholders' Investment                                             455,355                391,890
                                                                       -----------            -----------
Total Liabilities and Stockholders' Investment                         $ 1,199,039            $ 1,110,708
                                                                       ===========            ===========





              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                    SIX MONTHS                SIX MONTHS
                                                                      ENDED                      ENDED
                                                                    JANUARY 31,               JANUARY 31,
                                                                        1996                     1995
                                                                    -----------               -----------
NET CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                      $   46,325                 $  38,596
  Non cash expenses, gains and losses:
    Depreciation and amortization expense                                3,333                        12
    Utilization of pre-emergence net operating loss                     25,380                    19,324
 Other adjustments to reconcile net earnings
    to net cash used in operating activities:
    Extraordinary loss on early extinguishment of debt                   1,699                       ---
    (Increase) decrease in:
      Customer receivables, net                                        (55,301)                  (53,933)
      Merchandise inventories                                          (99,851)                  (30,749)
      Other current assets                                              (6,707)                   (2,700)
      Other assets                                                        (327)                   (1,162)
    Increase (decrease) in:
      Accounts payable and accrued liabilities                          32,083                    (4,176)
      Non-current liabilities                                            2,013                       (26)
                                                                    ----------                 ---------
Net Cash Used in Operating Activities                                  (51,353)                  (34,814)
                                                                    ----------                 ---------

NET CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                                  (27,968)                  (22,737)
  Dispositions of property and equipment                                   481                     1,155
  Acquisition, net of cash acquired                                     (2,547)                      ---
  Other                                                                   (110)                       27
                                                                    ----------                 ---------
Net Cash Used in Investing Activities                                  (30,144)                  (21,555)
                                                                    ----------                 ---------
NET CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt                                           (65,778)                   (1,612)
  Net borrowings under revolving credit agreement                       45,050                       ---
  Payment for redemption of Series B Warrants                           (9,264)                      ---
  Payment of prepayment penalty and other related costs
   on early extinguishment of debt                                      (1,699)                      ---
  Debt issue and capitalized financing costs                              (618)                      ---
  Proceeds from exercise of stock options                                  274                       ---
                                                                    ----------                 ---------
Net Cash Used in Financing Activities                                  (32,035)                   (1,612)
                                                                    ----------                 ---------

Net Decrease in Cash and Cash Equivalents                             (113,532)                  (57,981)
                                                                    ----------                 ---------

Cash and Cash Equivalents at Beginning of Period                       154,905                   153,700
                                                                    ----------                 ---------

Cash and Cash Equivalents at End of Period                          $   41,373                 $  95,719
                                                                    ==========                 =========



              See Notes to the Consolidated Financial Statements.

                       ZALE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)
                                  (CONTINUED)

                                                                    SIX MONTHS               SIX MONTHS
                                                                       ENDED                    ENDED
                                                                    JANUARY 31,              JANUARY 31,
                                                                       1996                     1995
                                                                    -----------              -----------
Supplemental cash flow information:
  Interest paid                                                     $   19,679               $  18,257
  Interest received                                                 $    2,419               $   2,947
  Income taxes paid (net of refunds received)                       $      594               $     258
  Restricted cash - at period end date                              $   24,582               $  19,803





              See Notes to the Consolidated Financial Statements.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION

         Zale Corporation is the largest specialty retailer of fine jewelry in the United States. Founded in 1924, the Company has 1,209 locations throughout the U.S., Guam and Puerto Rico. The Company maintains its leadership in jewelry sales through four distinct divisions consisting of the Zales Division, with 548 stores, the Gordon's Division, with 336 stores, the Fine Jewelers Guild Division, with 119 stores and Diamond Park Fine Jewelers, with 186 leased fine jewelry departments. On January 18, 1996, the Company acquired Karten's Jewelers, Inc., ("Karten's") a privately owned chain of 20 fine jewelry stores. The Company acquired all the outstanding shares of common stock for $3.0 million in cash and assumption of all liabilities. The addition of Karten's significantly increases the Company's presence in the Northeast. These stores will initially keep the Karten's trade name and will change to the Zales' name prior to the 1996 Christmas selling season.

         The accompanying Consolidated Financial Statements are those of Zale Corporation and its wholly-owned subsidiaries (the "Company" or "Zale") as of and for the three and six months ended January 31, 1996. The Consolidated Financial Statements are unaudited and have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, all material adjustments and disclosures necessary for a fair presentation have been made. The accompanying Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and related notes thereto included in the 1995 Annual Report to Stockholders filed as an exhibit to the Company's Form 10-K for the fiscal year ended July 31, 1995. The classifications in use at January 31, 1996 have been applied to the financial statements for July 31, 1995 and January 31, 1995.

         The results of operations for the three and six month periods ended January 31, 1996 and 1995, are not indicative of the operating results for the full fiscal year due to the seasonal nature of the Company's business.
Seasonal fluctuations in retail sales historically have resulted in higher earnings in the quarter of the fiscal year which includes the Christmas selling season.

WORKING CAPITAL FINANCING

         On August 11, 1995, Zale and Zale Delaware, Inc. ("ZDel") a wholly-owned subsidiary of Zale, (the "Borrowers") entered into a new three-year revolving credit agreement (the "Revolving Credit Agreement") which provides for revolving credit loans in an aggregate amount of up to $150.0 million, with a $30.0 million sublimit for letters of credit. At no time may the total amount of revolving credit loans outstanding exceed a defined borrowing base (based on a fixed percentage of eligible inventory, as defined).

         The Borrowers' obligations under the Revolving Credit Agreement are primarily secured by a first lien on and security interest in all inventory (excluding inventory on consignment).

         The revolving credit loans bear interest at floating rates, currently LIBOR + 2.0 percent or the agent's adjusted base rate + 0.75 percent, at the Borrowers' option, and can be adjusted based on certain future performance levels attained by the Borrowers. The Company pays a commitment fee of 3/8 percent per annum on the preceding month's unused Revolving Credit Agreement commitment. The Borrowers may repay the revolving credit loans at any time without penalty. At January 31, 1996, there were $45.1 million in loans outstanding under the Revolving Credit Agreement. There were approximately $0.5 million in letters of credit outstanding at January 31, 1996.

         The Revolving Credit Agreement contains certain restrictive covenants, which, among other things, keeps within certain limits the Borrowers ability to pay dividends and make other restricted payments, incur additional indebtedness, engage in certain transactions with affiliates, incur liens, make investments and sell assets. The Revolving Credit Agreement also requires the Borrowers to maintain certain financial ratios and specified levels of net worth.

ZALE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

WORKING CAPITAL FINANCING (CONTINUED)

         The increased flexibility allowed in the new Revolving Credit Agreement enabled the Company to redeem early the $60.0 million 11.0 Percent Second Priority Senior Secured Notes (the "Notes") on September 11, 1995 utilizing cash on hand. The Notes were optionally redeemable by ZDel at a redemption price equal to 102 percent of their principal amount together with
accrued interest to the redemption date.   Upon redemption, the Company paid an
early redemption premium and other costs associated with the redemption of approximately $1.7 million resulting in an extraordinary item of $1.1 million, net of an income tax benefit of $0.6 million, being recorded in the current year.

REPURCHASE OF WARRANTS

         As part of Zale's settlement of certain bankruptcy litigation in 1993 with Swarovski International Holding, A.G. ("Swarovski"), Zale issued its Series B Warrants to purchase common stock. The Series B Warrants were presently exercisable and, if not previously exercised, would expire on September 9, 1998, subject to the Company's right to accelerate the expiration date of the Series B Warrants if certain conditions were met. On August 31, 1995, Zale redeemed the Series B Warrants and acquired all Swarovski's rights, title and interest under the warrant agreement and paid $9.3 million to Swarovski in consideration of the redemption. As a result of this, the Series B Warrants were canceled and are no longer outstanding. Additional Paid-In Capital decreased $4.2 million, whereas Accumulated Earnings decreased $5.1 million due to this transaction.

UNUSUAL ITEMS - REORGANIZATION RECOVERIES

         On July 30, 1993 (the "Effective Date"), Zale consummated its plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") and emerged from bankruptcy. Pursuant to the Plan, Zale assigned certain claims and causes of action and advanced $3.0 million to Jewel Recovery, L.P., a limited partnership ("Jewel Recovery") which was formed upon Zale's emergence from bankruptcy. The sole purpose of Jewel Recovery is to prosecute and settle such assigned claims and causes of action. The general partner of Jewel Recovery is Jewel Recovery, Inc., a subsidiary of the Company. Its limited partners are holders of various prior unsecured claims against Zale. The $3.0 million advance was fully reserved as of the Effective Date as its collectibility was uncertain.

         Jewel Recovery has pursued certain claims and has been awarded significant recoveries against third parties. During the first quarter, Zale was notified that it would recover its $3.0 million advance to Jewel Recovery. The $3.0 million advance was repaid to Zale in December 1995.

         Additionally, Shawmut Bank ("Shawmut") was elected as Disbursement Agent and held all cash and common stock to be used in settlements of creditors claims. Shawmut recently provided Zale with information on creditors whose claim rights have terminated. As a result, during the current year, Zale recovered cash funds of approximately $1.5 million held by Shawmut related to cash approved for distribution to pre-confirmation creditors of Zale but not claimed by such pre-confirmation creditors. The $3.0 million and the $1.5 million recoveries were recorded as unusual items on the January 31, 1996 Consolidated Statements of Operations and had an after-tax impact of $0.08 per share.

NO DEALER, SALES PERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.


                   Table of Contents
                                                         Page
                                                         ----
 Prospectus Summary  . . . . . . . . . . . . . . . .        3
 Risk Factors  . . . . . . . . . . . . . . . . . . .       11
 Use of Proceeds . . . . . . . . . . . . . . . . . .       13
 Capitalization  . . . . . . . . . . . . . . . . . .       14
 Price Range of Common Stock . . . . . . . . . . . .       15
 Dividend Policy . . . . . . . . . . . . . . . . . .       15
 Selected Consolidated Financial Information . . . .       15
 Zale Corporation  . . . . . . . . . . . . . . . . .       16
 Management's Discussion and Analysis of
    Financial Condition and Results of Operations          18
 Business  . . . . . . . . . . . . . . . . . . . . .       25
 Management  . . . . . . . . . . . . . . . . . . . .       35
 Selling Shareholder . . . . . . . . . . . . . . . .       38
 Underwriting  . . . . . . . . . . . . . . . . . . .       38
 Legal Matters . . . . . . . . . . . . . . . . . . .       39
 Experts . . . . . . . . . . . . . . . . . . . . . .       39
 Available Information . . . . . . . . . . . . . . .       39
 Information Incorporated by Reference . . . . . . .       39
 Index to Consolidated Financial Statements  . . . .      F-1


7,126,000 SHARES

ZALE CORPORATION

COMMON STOCK
($.01 PAR VALUE)


[LOGO]


SALOMON BROTHERS INC


MCDONALD & COMPANY
  SECURITIES, INC.


PAINEWEBBER INCORPORATED


PROSPECTUS
Dated            , 1996

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses of issuance and distribution, other than underwriting discounts and commissions, expected to be incurred by the Registrant (up to $275,000 of which will be paid by the Selling Shareholder with any excess being paid 50% by the Selling Shareholder and 50% by the Company) are as follows:

         Filing fee of Securities and Exchange Commission
           relating to registration statement . . . . . . . . . . . . . . . . . . .  $  53,561
         Charges of transfer agent and registrar  . . . . . . . . . . . . . . . . .
                                                                                     ---------
         Printing and preparation of registration statement,
           prospectus, etc. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                     ---------
         Fee of counsel for Zale Corporation, Troutman Sanders  . . . . . . . . . .
                                                                                     ---------
         Fee of accountants, Arthur Andersen LLP. . . . . . . . . . . . . . . . . .
                                                                                     ---------
         Miscellaneous, including telephone charges
           and traveling expenses . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                     ---------
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $
                                                                                     =========

         ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                 Section 145 of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Also, the Section states that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         The Certificate of Incorporation ("Certificate") of the Company provides in substance that no director will be personally liable either to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any matter in respect of which such director will be liable under the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director has derived an improper personal benefit.

         The Certificate further provides as follows:

         The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of (i) the fact that such person is or was a director, officer, employee or agent of the Corporation at any time after the Commencement Time (as defined below), or is or was serving at any time after the Commencement Time at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise and (ii) any acts or omissions by such person in such capacity that occurred after the Commencement Time, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, so long as such person acted or omitted to act in good faith and in a manner that such person (x) reasonably believed to be in or not opposed to the best interests of the Corporation and (y) with respect to any criminal action or proceeding, had reasonable cause to believe was lawful; provided, however, that if a court of competent jurisdiction, after exhaustion of all appeals therefrom, adjudges such person to be liable to the Corporation for any amount or if such person pays an amount in settlement to the Corporation, the Corporation may indemnify such person for such amount only with the approval of such court. The Corporation may adopt Bylaws or enter into agreements with any such person for the purpose of providing for such indemnification. "Commencement Time" means 8:00 a.m., C.S.T., on July 21, 1993.

         The Company has an insurance policy covering its liabilities and expenses which might arise in connection with its lawful indemnification of its directors and officers for certain of their liabilities and expenses and also covering its officers and directors against certain other liabilities.

         ITEM 16.  EXHIBITS.

          Exhibit
          Number      Description
          -------     -----------
          1           Form of Underwriting Agreement.*

          2.1 Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to Plan of
                      Reorganization under Chapter 11 of the Bankruptcy Code for Zale Corporation and its Affiliated Debtors, dated March 22, 1993 (Exhibit T3E-1), incorporated by reference from the exhibit shown in parenthesis to the registrant's Form T-3 (No. 22-24-68) filed with the Commission on April 2, 1993.

          2.2 Motion to Approve Amendments to the Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Zale Corporation and its Affiliated Debtors, dated May 19, 1993 (Exhibit 2.6), incorporated by reference from the exhibit shown in parenthesis to the registrant's Form 8-A/A (No. 02-21526) filed with the Commission on July 16, 1993.

          2.3 Order Approving Amendments to the Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Zale Corporation and its Affiliated Debtors, dated May 20, 1993 (Exhibit 2.7), incorporated by reference from the exhibit shown in parenthesis to the registrant's Form 8-A/A (No. 02-21526) filed with the Commission on July 16, 1993.

          5           Opinion of Troutman Sanders, LLP.*

          23.1 Consent of Troutman Sanders LLP (contained in the opinion filed as Exhibit 5).*

          23.2        Consent of Arthur Andersen LLP.

          *To be filed by Amendment.

         ITEM 17.  UNDERTAKINGS.

(b)      Filings Incorporating Subsequent Exchange Act Documents by Reference:

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Request For Acceleration of Effective Date or Filing of Registration Statement on Form S-8:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) Include the Following in a Registration Statement Permitted by Rule 430A Under the Securities Act of 1933:

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 3rd day of June, 1996.

                         ZALE CORPORATION

                         By:   /s/ ROBERT J. DINICOLA
                              -------------------------------
                                   Robert J. DiNicola
                                   Chief Executive Officer

                 KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. DiNicola, Merrill J. Wertheimer, Thomas E. Whiddon and Alan P. Shor and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                          TITLE                                     DATE
              ---------                          -----                                     ----

/s/ ROBERT J. DINICOLA                     Chairman of the Board, President              June 3, 1996
- -------------------------------------      and Chief Executive Officer
Robert J. DiNicola                         (principal executive officer of the
                                           registrant)

/s/ MERRILL J. WERTHEIMER                  Executive Vice President Finance              June 3, 1996
- -------------------------------------      and Administration
Merrill J. Wertheimer

/s/ THOMAS E. WHIDDON                      Senior Vice President and Chief               June 3, 1996
- -------------------------------------      Financial Officer (principal
Thomas E. Whiddon                          financial officer of the registrant)

/s/ MARK R. LENZ                           Vice President and Controller                 June 3, 1996
- -------------------------------------      (principal accounting officer of
Mark R. Lenz                               the registrant)

/s/ GLEN ADAMS                             Director                                      June 3, 1996
- -------------------------------------
Glen Adams

/s/ PETER P. COPSES                        Director                                      June 3, 1996
- -------------------------------------
Peter P. Copses

/s/ FRANK E. GRZELECKI                     Director                                      June 3, 1996
- -------------------------------------
Frank E. Grzelecki

/s/ RICHARD C. MARCUS                      Director                                      June 3, 1996
- -------------------------------------
Richard C. Marcus

/s/ ANDREW H. TISCH                        Director                                      June 3, 1996
- -------------------------------------
Andrew H. Tisch

                                 EXHIBIT INDEX

          Exhibit
          Number      Description
          -------     -----------
          1           Form of Underwriting Agreement.*

          2.1 Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code with Respect to Plan of
                      Reorganization under Chapter 11 of the Bankruptcy Code for Zale Corporation and its Affiliated Debtors, dated March 22, 1993 (Exhibit T3E-1), incorporated by reference from the exhibit shown in parenthesis to the registrant's Form T-3 (No. 22-24-68) filed with the Commission on April 2, 1993.

          2.2 Motion to Approve Amendments to the Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Zale Corporation and its Affiliated Debtors, dated May 19, 1993 (Exhibit 2.6), incorporated by reference from the exhibit shown in parenthesis to the registrant's Form 8-A/A (No. 02-21526) filed with the Commission on July 16, 1993.

          2.3 Order Approving Amendments to the Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Zale Corporation and its Affiliated Debtors, dated May 20, 1993 (Exhibit 2.7), incorporated by reference from the exhibit shown in parenthesis to the registrant's Form 8-A/A (No. 02-21526) filed with the Commission on July 16, 1993.

          5           Opinion of Troutman Sanders, LLP.*

          23.1 Consent of Troutman Sanders LLP (contained in the opinion filed as Exhibit 5).*

          23.2        Consent of Arthur Andersen LLP.

          *To be filed by Amendment.